As filed with the Securities and Exchange Commission on July 31, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALLERGAN, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	95-1622442
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2525 Dupont Drive
Irvine, California 92612
(714) 246-4500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Douglas S. Ingram, Esq.
Executive Vice President, General Counsel and Secretary
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612
(714) 246-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Jonn Beeson
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
(714) 540-1235
     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Unit	Offering Price	Fee(1)

1.50% Convertible Senior Notes due 2026	$750,000,000	100%	$750,000,000	$80,250

Common stock (together with the associated preferred stock purchase rights)(2)	5,921,400	n/a	n/a(3)	n/a(3)

(1)	Calculated pursuant to Rule 457(o) under the Securities Act.

(2)	Represents shares of common stock issuable upon conversion of the notes based on a conversion rate of 7.8952 shares per $1,000 principal amount of notes and an indeterminate number of additional shares of common stock issuable upon conversion of notes, pursuant to Rule 416 under the Securities Act, that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions. Each share of common stock includes a right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock pursuant to the Rights Agreement, dated as of January 25, 2000, as amended, between Allergan, Inc. and Wells Fargo Bank, N.A. (as successor rights agent to Equiserve Trust Company, N.A. and First Chicago Trust Company of New York).

(3)	Pursuant to Rule 457(i) and Rule 457(h)(2) under the Securities Act, no additional registration fee is required in connection with the registration of the common stock and associated preferred stock purchase rights issuable upon conversion of the 1.50% Convertible Senior Notes due 2026.

PROSPECTUS
$750,000,000
1.50% Convertible Senior Notes due 2026
Shares of Common Stock Issuable upon
Conversion of the Notes

         We issued and sold $750,000,000 aggregate principal amount of our 1.50% Convertible Senior Notes due 2026 in a private transaction on April 12, 2006. Selling securityholders may use this prospectus to resell from time to time their notes and the shares of common stock issuable upon conversion of the notes. Additional selling security holders may be named by prospectus supplement. We will not receive any proceeds from resales by selling securityholders. There currently is no public market for the notes and an active trading market for the notes may never develop.
      The notes are Allergan’s senior unsecured obligations and not the obligations of its subsidiaries. The notes rank junior in right of payment to the rights of our secured creditors to the extent of their security in our assets; equal in right of payment to the rights of creditors under our other existing and future unsecured unsubordinated obligations, including our revolving credit facilities, our medium term notes and the other debt we incurred concurrently with the settlement of the notes, as described in this prospectus; senior in right of payment to the rights of creditors under obligations expressly subordinated to the notes; and effectively subordinated to secured and unsecured creditors of our subsidiaries.
      Our common stock is quoted on the New York Stock Exchange under the symbol “AGN.” The closing price of our common stock on the New York Stock Exchange on July 28, 2006, was $107.79 per share.
      Investing in these securities involves risks. See “Risk Factors” beginning on page 5.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 31, 2006.

      We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained in or incorporated by reference into this prospectus. You must not rely upon any information or representation not contained in or incorporated by reference into this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

      References in this prospectus to “Allergan,” “we,” “us” and “our” refer to Allergan, Inc., a company incorporated in the state of Delaware, and its direct and indirect subsidiaries, unless the context otherwise requires or otherwise specified in this prospectus.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS
      All statements included or incorporated by reference in this prospectus, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward looking statements. This prospectus, including the information incorporated by reference in this prospectus, contains forward looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, our business, our beliefs and our management’s assumptions. In addition, we, or others on our behalf, may make forward looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as “expect,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “believe,” “seek,” “estimate,” “should,” “may,” “assume,” or “continue,” and variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. We describe some of the risks, uncertainties, and assumptions that could affect the outcome or results of operations in “Risk Factors” and elsewhere in this prospectus, including the risks incorporated in this prospectus from our most recent Annual Report on Form 10-K and any subsequent Quarterly Report on Form 10-Q, as updated by our future filings. We have based our forward looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward looking statements. Reference is made in particular to forward looking statements regarding product sales, reimbursement, expenses, earnings per share, liquidity and capital resources, and trends. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

i

PROSPECTUS SUMMARY
      This summary is not complete and does not contain all of the information that you should consider before investing in our notes. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and the related notes, other financial information and other documents incorporated by reference into this prospectus, before you decide to invest in the notes.
Allergan, Inc.
      We are a technology-driven, global health care company that discovers, develops and commercializes specialty pharmaceutical and medical device products for the ophthalmic, neurological, medical aesthetics, medical dermatological, breast aesthetics, obesity intervention and other specialty markets. We are a pioneer in specialty pharmaceutical research, targeting products and technologies related to specific disease areas such as glaucoma, retinal disease, dry eye, psoriasis, acne and movement disorders. Additionally, we discover, develop and market medical devices, aesthetic-related pharmaceuticals, and over-the-counter products. Within these areas, we are an innovative leader in saline and silicone gel-filled breast implants, dermal facial fillers and obesity intervention products, therapeutic and other prescription products, and to a limited degree, over-the-counter products that are sold in more than 100 countries around the world. We are also focusing research and development efforts on new therapeutic areas, including gastroenterology, neuropathic pain and genitourinary diseases. Our principal executive offices are located at 2525 Dupont Drive, Irvine, California 92612.
Description of Inamed Acquisition
      On March 23, 2006, we completed our previously announced acquisition of Inamed Corporation, a global healthcare company that develops, manufactures, and markets a diverse line of products to enhance the quality of people’s lives, including breast implants for aesthetic augmentation and reconstructive surgery following a mastectomy, a range of dermal products to correct facial wrinkles, the BioEnterics® LAP-BAND® System designed to treat severe and morbid obesity, and the BioEnterics® Intragastric Balloon (BIB®) system for the treatment of obesity.
      The acquisition was completed pursuant to an agreement and plan of merger, dated as of December 20, 2005, by and among us, our wholly-owned subsidiary Banner Acquisition, Inc., and Inamed and an exchange offer made by Banner Acquisition to acquire Inamed shares for either $84.00 in cash or 0.8498 of a share of our common stock (together with the associated preferred stock purchase rights), at the election of the holder, subject to proration so that 45% of the aggregate Inamed shares tendered were exchanged for cash and 55% of the aggregate Inamed shares tendered were exchanged for shares of our common stock. In the exchange offer we paid approximately $1.31 billion in cash and issued 16,194,051 shares of our common stock through Banner Acquisition, acquiring approximately 93.86% of Inamed’s outstanding common stock. Following the exchange offer, we acquired the remaining outstanding shares of Inamed common stock for approximately $81.7 million in cash and 1,010,576 shares of our common stock through the merger of Banner Acquisition with and into Inamed in a second step merger in which Inamed survived as our wholly-owned subsidiary. The consideration paid in the merger does not include shares of our common stock and cash that was paid to optionholders for outstanding options to purchase approximately 1.0 million shares of Inamed common stock, which were cancelled in the merger and converted into the right to receive an amount of cash equal to 45% of the “in the money” value of the option and a number of shares of our common stock with a value equal to 55% of the “in the money” value of the option. The aggregate amount of cash paid and shares of Allergan common stock issued in connection with the settlement of outstanding Inamed options was $17.9 million and 237,066 shares, respectively. The cash portion of the aggregate purchase price for the exchange offer and merger was financed with cash drawn from our working capital and by drawing $825 million on a 364-day bridge term facility (the “Bridge Facility”).

The Financing Transactions
      The initial offering of the notes formed part of a larger financing plan for the acquisition of Inamed and the other uses of funds described below. Concurrently with the offering of the notes, we offered $800 million aggregate principal amount of senior notes due 2016 (the “Ten Year Notes”). In addition, on March 31, 2006, we amended our long-term credit facility to increase available borrowings from $400 million to $800 million. The offering of the notes and the offering of the Ten Year Notes were consummated concurrently. We refer to the offerings of the notes and the Ten Year Notes and the amendment of our long-term credit facility in this prospectus as the “Financing Transactions.”
      In May 2006, we redeemed our zero coupon convertible senior notes due 2022 (the “2022 Notes”). Most holders elected to exercise the conversion features of the 2022 Notes prior to redemption. Upon their conversion, we were required to pay the accreted value of the 2022 Notes (approximately $411.2 million) in cash and had the option to pay the remainder of the conversion value in cash or shares of our common stock. We exercised our option to pay the remainder of the conversion value in approximately 1.6 million shares of our common stock. In addition, holders of approximately $20.3 million of aggregate principal at maturity of the 2022 Notes did not exercise the conversion feature, and we paid the accreted value (approximately $16.6 million) in cash to redeem these 2022 Notes. Following the conclusion of the Financing Transactions, we used approximately $307.8 million, the approximate amount of the difference between the amount of cash we used for the conversion and the redemption of the 2022 Notes and the net proceeds of the notes, to repurchase shares of our common stock under our common stock repurchase program, including through one or more block trades with one or more of the initial purchasers of the private notes and/or their affiliates.

THE OFFERING

Securities Offered	$750,000,000 aggregate principal amount of 1.50% Convertible Senior Notes due 2026 and the shares of common stock issuable upon conversion of the notes. Each note was issued at 100% of the principal amount. The principal amount per note is $1,000.

Maturity Date	April 1, 2026.

Interest and Payment Dates	1.50% per year, payable semiannually in arrears in cash on April 1 and October 1 of each year, beginning October 1, 2006 to holders of record at the close of business on the March 15 or the September 15 immediately preceding such interest payment date. The first interest payment date will include interest from April 12, 2006, the date of the original issuance.

Redemption	The notes are freely redeemable by us on or after April 5, 2011 at a price in cash equal to 100% of the principal amount being redeemed plus accrued and unpaid interest up to but excluding the redemption date. In addition, the notes are redeemable, under specified circumstances, from on or after April 5, 2009 to April 4, 2011 at a price in cash equal to 100% of the principal amount being redeemed plus accrued and unpaid interest up to but excluding the redemption date.

Purchase of Notes at Option of Holder	On April 1, 2011, April 1, 2016 and April 1, 2021 a note holder may require us to purchase any outstanding note for cash at a price equal to 100% of the principal amount being offered plus accrued and unpaid interest up to but excluding the purchase date.

Conversion Rights	Holders may surrender their notes, in integral multiples of $1,000 principal amount, for conversion into shares of the common stock prior to the maturity date based on the applicable conversion rate only under the following circumstances:

•  during any fiscal quarter beginning after June 30, 2006 (and only during such fiscal quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is more than 120% of the applicable conversion price per share, which is $1,000 divided by the then applicable conversion rate;

• we call the notes for redemption;

• if specified distributions to holders of our common stock are made, or specified corporate transactions occur; or

• at any time on or after February 1, 2026 through the day immediately preceding the maturity date.

The initial conversion rate for the notes is 7.8952 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $126.66 per share of common stock.

Upon conversion, for each $1,000 principal amount of notes, a holder will receive an amount in cash equal to the lesser of (i) $1,000 and (ii) the conversion value, determined in the manner set forth in this offering memorandum. If the conversion value exceeds the principal amount of the note on the conversion date, we will also deliver common stock or, at our election, cash or a combination of cash and common stock for the conversion value in excess of $1,000. See “Description of Notes—Payment Upon Conversion.” Holders who convert their notes in connection with a change in control, as defined in this offering memorandum, may be entitled to a make-whole premium in the form of an increase in the conversion rate. See “Description of Notes—Make Whole Premium.”

Change in Control	Upon specified change of control events, holders will have the option to require us to purchase all or any portion of the notes at a price equal 100% of the principal amount of the notes being offered, plus accrued and unpaid interest, if any, to, but excluding, the purchase date. In the event of a change of control, in lieu of paying holders a make whole premium, if applicable, we may elect, in some circumstances, to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company. See “Description of Notes—Change in Control Permits Holders to Require Us to Purchase Notes.”

Ranking	The notes are our general unsecured senior obligations and rank equally in right of payment with our existing and future unsubordinated debt. The notes are effectively subordinated to any secured debt we incur to the extent of the collateral securing such indebtedness, and will be structurally subordinated to all future and existing obligations of our subsidiaries.

Guarantees	None.

Sinking Fund	None.

DTC Eligibility	The notes were issued in fully registered book-entry form and are represented by permanent global notes. The global notes were deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC. Beneficial interests in global notes are shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes—Book Entry, Delivery and Form.”

Form and Denomination	The notes are issued in minimum denominations of $1,000 and any integral multiple of $1,000.

Trading	The notes are not listed on any securities exchange or included in any automated quotation system. There is currently no public market for the notes.

Governing Law	New York.

NYSE Symbol for Common Stock	Our common stock is quoted on the New York Stock Exchange under the symbol “AGN.”

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this offering memorandum for a discussion of the factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS
      Investing in the notes involves a high degree of risk. You should carefully consider the following risk factors and the risk factors identified in our most recent Annual Report on Form 10-K and any subsequent Quarterly Report on Form 10-Q incorporated herein by reference, as well as all other information contained or incorporated by reference in this prospectus before making a decision to invest in the notes. The occurrence of any one or more of the following could materially adversely affect your investment in the notes or our business and operating results.

The notes are structurally subordinated to all of the indebtedness and other liabilities of our subsidiaries. This may affect your ability to receive payments on the notes.
      The notes are exclusively the obligations of Allergan and not its subsidiaries. We currently conduct almost all of our operations through our subsidiaries and our subsidiaries have significant liabilities. In addition, we may, and in some cases we have plans to, conduct additional operations through our subsidiaries in the future and, accordingly, our subsidiaries’ liabilities will increase. Our cash flow and our ability to service our debt, including the notes, therefore depends significantly upon the earnings of our subsidiaries, and we depend on the distribution of earnings, loans or other payments by those subsidiaries to us. As of March 31, 2006, our subsidiaries had total liabilities of $577.4 million.
      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions and taxes on distributions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.
      Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors and preferred stockholders, if any. The notes do not restrict the ability of our subsidiaries to incur additional liabilities. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

We have a significant amount of debt. Our substantial indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt.
      We have a significant amount of debt and substantial debt service requirements. As of March 31, 2006, we had approximately $1.8 billion of outstanding debt, giving pro forma effect to the Financing Transactions and the application of the proceeds, including the issuance of the notes, the issuance of the Ten Year Notes, the redemption of our 2022 Notes and the repayment of the Bridge Facility. Giving effect to the Financing Transactions, the redemption of our 2022 Notes and the issuance of the notes, as of March 31, 2006 we have the ability to borrow an additional approximately $673 million under our long-term credit facility.
      This level of debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under the notes and our other outstanding debt;

•	resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under our senior credit facility;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.
      If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of the notes, our existing indebtedness, debt we incur in connection with the Financing Transactions or any indebtedness that we may incur in the future, we would be in default, which could permit the holders of the notes and the holders of such other indebtedness to accelerate the maturity of the notes or such other indebtedness, as the case may be, and could cause defaults under the notes and such other indebtedness. Any default under the notes or any indebtedness that we may incur in the future, as well as any of the above-listed factors, could have a material adverse effect on our business, operating results, liquidity and financial condition and our ability to meet our payment obligations under the notes and our other debt.

We and our subsidiaries may incur substantially more debt, which could further exacerbate the risks associated with our substantial indebtedness.
      We and our subsidiaries may incur substantial additional debt in the future. Although certain of our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute “indebtedness” as defined in the relevant agreement. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The notes will not be secured by any of our assets and our secured debt will have claims with respect to the secured assets superior to the notes.
      The notes will not be secured by any of our assets. Future indebtedness that we incur may be secured by our assets. If we become insolvent or are liquidated, or if payment of any secured indebtedness is accelerated, the holders of the secured indebtedness will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the assets securing such indebtedness in order to satisfy such indebtedness. In any such case, any remaining assets may be insufficient to repay the notes.

A significant amount of our debt agreements contain covenant restrictions that may limit our ability to operate our business.
      The agreements governing our existing debt contain covenant restrictions that limit our ability to operate our business, including covenant restrictions that may prevent us from:

•	incurring additional debt or issue guarantees;

•	creating liens;

•	entering into certain transactions with our affiliates; and

•	consolidating, merging or transferring all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.
      Some of our existing debt agreements require us to maintain specific leverage and interest coverage ratios. Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. Our failure to comply with these obligations would prevent us from borrowing additional money and could result in our default. If a default occurs under any of our senior indebtedness, the relevant lenders could elect to declare such indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against substantially all of our assets. Moreover, if the lenders under a facility or other agreement in default were to accelerate the indebtedness outstanding under that facility, it could result in a default under other indebtedness. If all or any part of our indebtedness were to be accelerated, we may not have or be able to obtain sufficient funds to repay it. In addition, we may incur other indebtedness in the future that may contain financial or other covenants that are more restrictive than those contained in the indenture governing the notes.
      As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under the notes and our other debt, which could permit the holders to accelerate such debt. If any of our debt is accelerated, we may not have sufficient funds available to repay such debt.

The conditional conversion feature of the notes could result in your receiving less than the value of the cash and common stock into which a note would otherwise be convertible.
      The notes are convertible into cash and shares of our common stock, if any, only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and common stock, if any, into which the notes would otherwise be convertible.

Upon conversion of the notes, we will pay only cash in settlement of the lesser of the principal amount and conversion value thereof and we will settle any amounts in excess of principal in shares of our common stock, or, if we so elect, cash or a combination of cash and shares of our common stock.
      The notes will be net share settled, which means that we will satisfy our conversion obligation to holders by paying only cash in settlement of the lesser of the principal amount and the conversion value of the notes and by delivering shares of our common stock, or, if we so elect, cash, in settlement of all or a portion of the conversion obligation (if any) in excess of the principal amount of the notes. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock. In addition, any settlement of a conversion of notes (other than with respect to a conversion of notes following our issuance of a notice of redemption, settlement of which will occur on the applicable redemption date) will occur no earlier than the 23rd trading day after our receipt of the holder’s conversion notice. Accordingly, you may receive less value than expected because the value of our common stock may decline (or fail to appreciate as much as you may expect) between the day that you exercise your conversion right and the day on which we settle our conversion obligation.

We may not have sufficient funds available to pay amounts due under the notes.
      We will be required to pay cash to holders of the notes:

•	upon purchase of the notes by us at the option of holders on April 1, 2011, April 1, 2016 and April 1, 2021, at a price equal to 100% of the principal amount being offered, plus accrued and unpaid interest, if any;

•	upon purchase of the notes by us at the option of holders upon some changes of control, at a price equal to 100% of the principal amount being offered, plus accrued and unpaid interest, if any;

•	at maturity of the notes, in an amount equal to the entire outstanding principal amount; and

•	upon conversion, in an amount equal to the lesser of (i) the principal amount of the note and (ii) the conversion value, determined in the manner set forth in this prospectus.

      We may not have sufficient funds available or may be unable to arrange for additional financing to satisfy these or any of our other obligations. Our ability to pay cash to holders of the notes or meet our payment and other debt obligations depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us under our long-term credit facility or otherwise, in an amount sufficient to enable us to meet our payment obligations under the notes and our other debt and to fund other liquidity needs. A failure to pay amounts due under the notes upon repurchase, at maturity or upon conversion in the event we elect to pay cash in lieu of shares of common stock upon conversion would constitute an event of default under the indenture, which could, in turn, constitute a default under the terms of our other indebtedness.

An active trading market for the notes may not develop.
      There is currently no public market for the notes, and an active trading market may never develop. If the notes are traded, they may trade at a discount from their offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price of our shares of common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.
      We have no plans to list the notes on a securities exchange.
      Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice.
      The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.

Fluctuations in the price of our common stock may prevent you from being able to convert the notes and may impact the price of the notes and make them more difficult to resell.
      The ability of holders of the notes to convert the notes is conditioned on, among other things, the closing price of our common stock reaching a specified threshold or the occurrence of specified corporate transactions, such as a change in control. If the closing price threshold for conversion of the notes is satisfied during a fiscal quarter, holders may convert the notes only during the subsequent fiscal quarter. If such closing price threshold is not satisfied and the other specified corporate transactions that would permit a holder to convert notes do not occur, holders would not be able to convert notes except during the two-month period prior to the maturity date.
      Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes and could limit the amount of cash payable upon conversion of the notes. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

The make-whole premium that may be payable upon a change in control may not adequately compensate you for the lost option time value of your notes as a result of such change in control.
      If you convert notes in connection with a change in control, we may be required to issue a make-whole premium by increasing the conversion rate applicable to your notes, as described under “Description of Notes—Make Whole Premium.” While these increases in the applicable conversion rate are designed to compensate you for the lost option time value of your notes as a result of a change in control, such increases are only an approximation of such lost value and may not adequately compensate you for such loss. In addition, even if a change in control occurs, in some cases there will be no such make-whole premium. See “Description of Notes— Public Acquirer Change in Control.”

Because your right to require us to purchase the notes is limited, the market prices of the notes may decline if we enter into a transaction that is not a change in control under the indenture.
      The term “change in control” is limited and may not include every event that might cause the market prices of the notes to decline or result in a downgrade of the credit rating of the notes. Our obligation to purchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of Notes— Change in Control Permits Holders to Require Us to Purchase Notes.”

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.
      If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the adjustments to the conversion rate. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The conversion rate of the notes may not be adjusted for all dilutive events, including third-party tender or exchange offers that may adversely affect the trading price of the notes or the common stock issuable upon conversion of the notes.
      The conversion rate of the notes is subject to adjustment upon certain events, including the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and issuer tender or exchange offers as described under “Description of Notes—Conversion Rate Adjustments.” The conversion rate will not be adjusted for certain other events, such as third-party tender or exchange offers, that may adversely affect the trading price of the notes or the common stock issuable upon conversion of the notes.

Any adverse rating of the notes may cause the value of the notes to fall.
      One or more rating agencies may lower the ratings on the notes. If the rating agencies reduce their ratings on the notes in the future or indicate that they have their ratings on the notes under surveillance or review with possible negative implications, the value of the notes could decline. In addition, a ratings downgrade could adversely affect our ability to access capital.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.
      To the extent we issue common stock upon conversion of the notes, the conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

You should consider the U.S. federal income tax consequences of owning the notes.
      The U.S. federal income tax treatment of the conversion of the notes into a combination of our common stock and cash is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of notes into a combination of cash and common stock. A discussion of the U.S. federal income tax consequences of ownership and disposition of the notes is contained in this offering memorandum under the heading “Certain United States Federal Income Tax Consequences.”

You may have to pay taxes with respect to distributions on our common stock that you do not receive.
      The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution. In addition, holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding taxes (including backup withholding taxes or withholding taxes for payments to foreign persons). If we pay withholding taxes on behalf of a holder, we may, at our option, set off such payments against payments of cash and common stock on the notes. See the discussions under the headings “Certain United States Federal Income Tax Consequences—Consequences to U.S. Holders—Constructive Distributions” and “Certain United States Federal Income Tax Consequences—Consequences to Non-U.S. Holders—Dividends” for more details.

The change in control purchase feature of the notes may delay or prevent an otherwise beneficial takeover attempt of our company.
      The terms of the notes require us to purchase the notes for cash in the event of a change in control. A takeover of our company could trigger the requirement that we purchase the notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our historical ratio of earnings to fixed charges for the last five years and the three month period ended March 31, 2006, and the pro forma Allergan-Inamed combined ratio of earnings to fixed charges for the year ended December 31, 2005 and the three month period ended March 31, 2006, giving effect to our acquisition of Inamed, the completion of the Financing Transactions, the redemption of our 2022 Notes and the repayment of the Bridge Facility, as if each of those transactions had been consummated on January 1, 2005. For the purpose of these ratios, “earnings” represents earnings before provision for income taxes and minority interest and fixed charges, and “fixed charges” consist of interest expense and a share of rent expense which is deemed to be representative of an interest factor.

	Historical											Pro Forma Combined

											Three Months			Three Months
	Fiscal Year										Ended			Ended
											March 31,	Fiscal Year		March 31,
	2001		2002		2003		2004		2005		2006	2005		2006

Ratio of earnings to fixed charges	11.7	x	4.8	x (1)	n/a	(2)	20.6	x	30.2	x	n/a (3)	9.4	x	6.3	x

(1)	The determination of earnings within this ratio includes the following expenses incurred by us during the year ended December 31, 2002: a $63.5 million charge for restructuring costs and asset write-offs, substantially all of which related to our spin-off of Advanced Medical Optics, Inc., or AMO, which occurred on June 29, 2002; $42.5 million of duplicate operating expenses during 2002 that were associated with the spin-off of AMO; and a litigation settlement charge of $118.7 million during 2002.

(2)	In 2003, earnings were not sufficient to cover fixed charges by $29.5 million. The determination of earnings in 2003 includes charges totaling $458.0 million related to acquired in-process research and development assets associated with our 2003 purchases of Oculex Pharmaceuticals, Inc. and Bardeen Sciences Company, LLC.

(3)	In the three month period ended March 31, 2006, earnings were not sufficient to cover fixed charges by $423.1 million. The determination of earnings in 2006 includes a charge of $562.8 million related to acquired in-process research and development assets associated with our acquisition of Inamed.
USE OF PROCEEDS
      All sales of the notes or shares of common stock issuable upon conversion of the notes will be by or for the account of the selling securityholders listed in this prospectus and any prospectus supplement. We will not receive any proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion of the notes.

SELECTED FINANCIAL DATA
      The selected consolidated financial data below for the five years ended December 31, 2005 should be read in conjunction with the consolidated financial statements and accompanying notes thereto filed in our Annual Report on Form 10-K filed with the SEC on March 6, 2006. The financial data for the three months ended March 25, 2005 and March 31, 2006 is derived from our unaudited consolidated condensed financial statements. The unaudited results reflect all adjustments (consisting only of normal recurring adjustments) that our management considers necessary for a fair presentation of operating results. The operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that will be achieved for a full year. The information is only a summary and should be read in connection with the consolidated financial statements, accompanying notes and management’s discussion and analysis of results of operations and financial condition of Allergan, Inc., all of which can be found in publicly available documents, including those incorporated by reference. See “Where You Can Find More Information.”

	Three	Three
	Months	Months
	Ended	Ended	Year Ended December 31,
	March 31,	March 25,
	2006	2005	2005	2004	2003	2002	2001

	(in millions, except per share data)
Summary of Operations
Product net sales	$615.2	$527.2	$2,319.2	$2,045.6	$1,755.4	$1,385.0	$1,142.1
Research service revenues (primarily from a related party through April 16, 2001)	—	—	—	—	16.0	40.3	60.3
Operating costs and expenses:
Cost of product sales	101.6	94.1	399.6	386.7	320.3	221.7	198.1
Cost of research services	—	—	—	—	14.5	36.6	56.1
Selling, general and administrative	274.0	213.2	913.9	778.9	697.2	623.8	481.0
Research and development	670.1	82.0	391.0	345.6	763.5	233.1	227.5
Technology fees from related party	—	—	—	—	—	—	(0.7)
Legal settlement	—	—	—	—	—	118.7	—
Restructuring charge (reversal) and asset write-offs, net	2.8	27.4	43.8	7.0	(0.4)	62.4	(1.7)

Operating income (loss)	(422.8)	113.4	570.9	527.4	(23.7)	129.0	242.1
Non-operating income (loss)	(0.3)	5.6	28.3	4.7	(5.8)	(39.2)	18.2

Earnings (loss) from continuing operations before income taxes and minority interest	(423.1)	119.0	599.2	532.1	(29.5)	89.8	260.3
Earnings (loss) from continuing operations	(444.8)	79.9	403.9	377.1	(52.5)	64.0	171.2
Earnings from discontinued operations	—	—	—	—	—	11.2	54.9
Net earnings (loss)	$(444.8)	$79.9	$403.9	$377.1	$(52.5)	$75.2	$224.9
Basic earnings (loss) per share:
Continuing operations	$(3.29)	$0.61	$3.08	$2.87	$(0.40)	$0.49	$1.30
Discontinued operations	—	—	—	—	—	0.09	0.42
Diluted earnings (loss) per share:
Continuing operations	$(3.29)	$0.60	$3.01	$2.82	$(0.40)	$0.49	$1.29
Discontinued operations	—	—	—	—	—	0.08	0.40
Cash dividends per share	$0.10	$0.10	$0.40	$0.36	$0.36	$0.36	$0.36

	Three	Three
	Months	Months
	Ended	Ended	Year Ended December 31,
	March 31,	March 25,
	2006	2005	2005	2004	2003	2002	2001

	(in millions, except per share data)
Financial Position
Current assets	$1,682.0	$1,374.7	$1,825.6	$1,376.0	$928.2	$1,200.2	$1,114.8
Working Capital	(214.9)	911.0	781.6	916.4	554.8	796.6	710.4
Total assets	5,260.4	2,248.6	2,850.5	2,257.0	1,754.9	1,806.6	2,046.2
Long-term debt	57.7	572.0	57.5	570.1	573.3	526.4	444.8
Total stockholders’ equity	3,059.0	1,095.1	1,566.9	1,116.2	718.6	808.3	977.4
      The financial data above has been recast to reflect the results of operations and financial positions of our ophthalmic surgical and contact lens care businesses as a discontinued operation. The results of operations for our discontinued operations include allocations of certain Allergan expenses to those operations. These amounts have been allocated on the basis that is considered by management to reflect most fairly or reasonably the utilization of the services provided to, or the benefit obtained by, those operations.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
      Our common stock is listed on the New York Stock Exchange under the symbol “AGN.” The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock.

	Common Stock
	Price		Dividends on
			Common Stock
	High	Low	(per share)

Year Ended December 31, 2004
Quarter ended March 31, 2004	$90.21	$75.65	$0.09
Quarter ended June 30, 2004	92.61	83.13	0.09
Quarter ended September 30, 2004	90.36	69.05	0.09
Quarter ended December 31, 2004	82.10	66.78	0.09
Year Ended December 31, 2005
Quarter ended March 31, 2005	$81.16	$69.60	$0.10
Quarter ended June 30, 2005	86.29	69.01	0.10
Quarter ended September 30, 2005	95.43	83.36	0.10
Quarter ended December 30, 2005	110.50	85.90	0.10
Year Ended December 31, 2006
Quarter ended March 31, 2006	117.99	105.02	0.10
Quarter ended June 30, 2006	109.31	92.57	(1)
Quarter ended September 30, 2006 (through July 31, 2006)	110.21	102.80	(1)

(1)	Our board of directors has not yet declared a dividend for the second or third quarters of 2006.
     On July 28, 2006, the last reported sale price for our common stock was $107.79 per share. As of July 28, 2006, there were approximately 5,934 holders of record of our common stock.
      Our declaration and payment of cash dividends in the future and the amount thereof will depend upon our results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or debt securities and other factors deemed relevant by our board of directors. No assurance can be given that cash dividends will continue to be declared and paid at historical levels or at all. Certain financial covenants set forth in our bank credit line agreements and other financing agreements restrict our ability to declare dividends.

DESCRIPTION OF THE NOTES
      The notes are governed by an indenture dated as of April 12, 2006, between us and Wells Fargo Bank, National Association, as trustee. A copy of the indenture is available to investors in the notes upon request to Allergan, and is available for inspection at the corporate trust office of the trustee.
      The following summary of certain provisions of the indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the notes and the indenture. Because the following is only a summary, it does not contain all information that you may find useful.
      Definitions of certain terms are set forth under “—Certain Definitions” and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the indenture, and those definitions are incorporated herein by reference. As used in this “Description of Notes,” unless otherwise indicated, the words “we,” “us,” “our” and “Allergan” refer to Allergan, Inc., and do not include our subsidiaries.
General
      The notes:

•	are limited to $750 million aggregate principal amount; and

•	mature on April 1, 2026.
      The notes bear cash interest at the rate of 1.50% per annum from the date of original issuance, April 12, 2006. We will pay interest on the notes semiannually in arrears on April 1 and October 1 of each year, commencing on October 1, 2006, to holders of record at the close of business on the March 15 or the September 15 immediately preceding such interest payment date.
      The notes are not redeemable prior to April 5, 2009, are redeemable only in specified circumstances on or after April 5, 2009 and prior to April 4, 2011, and are freely redeemable on or after April 5, 2011, in each case as described below under “—Optional Redemption.” The notes do not have the benefit of a sinking fund.
      Each payment of cash interest on the notes will include interest accrued for the period commencing on and including the immediately preceding interest payment date (or, if none, the scheduled original issuance date) through the day before the applicable interest payment date (or purchase date). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be calculated using a 360-day year composed of twelve 30-day months. A “business day” is any weekday that is not a day on which banking institutions in the City of New York are authorized or obligated to close. Interest will cease to accrue on a note upon its maturity, conversion or purchase by us, at our option or at the option of a holder.
      The notes are issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. The notes are payable at the corporate trust office of the paying agent, which initially is an office or agency of the trustee. The notes are represented by one or more global securities registered in the name of a nominee of the depositary. See “—Book Entry, Delivery and Form.”
      We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement.
Ranking
      The notes are our general obligations and are not secured by any collateral. Your right to payment under the notes will be:

•	junior in right of payment to the rights of our secured creditors to the extent of their security in our assets;

•	equal in right of payment with the rights of creditors under our other existing and future unsecured unsubordinated obligations, including our revolving long-term credit facility, our medium term notes and our ten year notes due 2016 offered in a transaction that settled simultaneously with the offering of the notes;

•	senior in right of payment to the rights of creditors under obligations expressly subordinated to the notes; and

•	effectively subordinated to secured and unsecured creditors of our subsidiaries.

      As of March 31, 2006, after giving effect to the Financing Transactions, including this offering, and the application of the net proceeds from the Financing Transactions, including the repayment of the Bridge Facility and the redemption of our 2022 Notes, we and our subsidiaries had approximately $800.7 million of consolidated indebtedness that ranks equally with the notes, and our subsidiaries had approximately $127.0 million of indebtedness that is structurally subordinated to the notes.
Conversion Rights
      Holders may surrender their notes, in multiples of $1,000 principal amount, for conversion only if one or more of the conditions for conversion described below are satisfied:
      Stock Appreciation. If with respect to any fiscal quarter the Sale Price for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than 120% of the conversion price (as defined below under “—Payment Upon Conversion”) on the last day of such preceding fiscal quarter, then holders may surrender their notes for conversion during and only during such fiscal quarter which we refer to as the “conversion trigger price.” The conversion trigger price of the notes is $151.99, which is 120% of the initial conversion price per share of common stock (as defined below). The foregoing conversion trigger price assumes that no events have occurred that would require an adjustment to the conversion rate.
      Redemption of Notes. If we call the notes for redemption, a holder may surrender notes for conversion from the date of the notice of conversion until the close of business on the second business day prior to the redemption date; or
      Occurrence of Specified Corporate Transactions. If we:

(1) elect to distribute to all holders of the common stock certain rights entitling them to purchase, for a period expiring within 60 days after the record date for such distribution, common stock at less than the average Sale Price for the five consecutive trading days ending on the date immediately preceding the record date for such distribution; or

(2) elect to distribute to all holders of common stock cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (1) and (2) of the first sentence of “—Conversion Rate Adjustments”), which distribution has a per share value as determined by our board of directors exceeding 15% of the average Sale Price for the five consecutive trading days ending on the date immediately preceding the record date for such distribution;

In the case of clause (1) or (2) we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.

(3) are party to a “change in control” pursuant to paragraphs (1) through (4) of the definition thereof (as described below under “—Change in Control Permits Holders to Require Us to Purchase Notes”), or, upon an event that would have been such a change in control but for the existence of one of the exceptions in the definition thereof, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date for the transaction until 15 days after the actual effective date of the transaction or, if such transaction also constitutes a change in control, the change in control purchase date (as defined below under “—Change in Control Permits Holders to Require Us to Purchase Notes”). After the effective time of the transaction, settlement of the conversion value will be based on the kind and amount of cash, securities or other assets of Allergan or another person that a holder of common stock received in the transaction (or, if the transaction provides the holders of common stock with the opportunity to elect the form of consideration to be received in such transaction, the weighted average of the types and amounts of consideration received by the holders of common stock); provided that, for the avoidance of doubt, upon any such conversion, we will deliver cash equal to the required cash amount (as defined below under “—Payment Upon Conversion”) and the remaining shares (as defined below under “—Payment Upon Conversion”) will be paid in cash or, at our election, common stock or a combination of cash and common stock in accordance with the applicable procedures set forth under “—Payment Upon Conversion,” and references to our common stock shall be deemed to refer to such securities or other property unless the context requires otherwise. We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction but in no event less than 20 days prior to the anticipated effective date of such transaction. In addition to this conversion right, upon the occurrence of a change in control, a holder can require us to purchase all or a portion of its notes as described under “—Change in Control Permits Holders to Require Us to Purchase Notes.” A note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the note may be converted only if such notice is withdrawn in accordance with the indenture. We agreed in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

      Notwithstanding the foregoing, notes will not become convertible by reason of a merger, consolidation or other transaction effected with one of our direct or indirect subsidiaries for the purpose of changing our state of incorporation to any other state within the Unites States or the District of Columbia.
      Two Months Prior to Maturity. Holders may surrender the notes for conversion at any time on or after February 1, 2026 until the close of business on the day immediately preceding the maturity date.
      “Common stock” means the common stock of Allergan, par value $0.01 per share, as it existed on the date of the indenture and any shares of any class or classes of capital stock of Allergan resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of Allergan and which are not subject to redemption by Allergan; provided, however, that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable on conversion of notes shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.
Conversion Procedures
      To convert a note represented by a global security, a holder must deliver a conversion notice to the conversion agent (which will initially be the trustee) and conversion will be effected by the conversion agent by book-entry transfer through the facilities of the DTC. You may obtain copies of the required form of the conversion notice from the conversion agent.
      To convert a note that is represented by a certificated security a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsement and transfer documents; and

•	if required, pay all transfer or similar taxes.
      Holders of notes at the close of business on a regular record date will receive payment of the interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder after the close of business on any regular record date but prior to the next interest payment date must be accompanied by payment of an amount equal to the interest payment that is due on those notes on that interest payment date; provided, however, that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a purchase date following a change in control that is after a record date and on or prior to the next interest payment date or (3) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such notes. We will not be required to convert any notes that are surrendered for conversion without payment of interest as required by this paragraph.
      Holders of the common stock issued upon conversion will not be entitled to receive any dividends payable to holders of the common stock as of any record date before the close of business on the settlement date of the conversion right.
Payment Upon Conversion
      At any time when conversion of notes is allowed, holders may convert their notes prior to maturity based on an initial conversion rate of 7.8952 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $126.66 per share). The “initial conversion price” is equal to $1,000 divided by the initial conversion rate. Holders who convert will receive cash and, at our option as described below, shares of common stock. The conversion rate will be subject to adjustment as described in “—Conversion Rate Adjustments” below. The conversion rate will not be adjusted for accrued and unpaid interest, if any. A note for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.
      A holder will receive, for each $1,000 principal amount of notes surrendered for conversion:

•	cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value, as defined below (the “required cash amount”), and

•	if the conversion value is greater than $1,000, (i) a number of shares of common stock (the “remaining shares”), equal to the sum of the daily share amounts (as defined below), for each of the 20 consecutive trading days in the conversion reference period (as defined below) or (ii) at our election, we may deliver cash in lieu of all or a portion of such remaining shares as described below, subject to our right, at any time, to irrevocably elect to deliver, in lieu of cash, only remaining shares upon all subsequent conversions of notes.
      The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate (as defined below).
      The “applicable conversion rate” means the conversion rate on any trading day (as defined below). For purposes of determining the conversion value (as defined below), the “applicable conversion rate” shall mean the conversion rate on the conversion date (as defined below).
      “Conversion value” means the product of (1) the applicable conversion rate multiplied by (2) the average of the Sale Price on each of the trading days during the conversion reference period.
      The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the indenture to convert such note.

      The “daily share amounts” means, for each trading day of the conversion reference period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

(Sale Price for such trading day	×	conversion rate in effect on the conversion date*)	- $1,000

Sale Price for such trading day × 20

*	appropriately adjusted to take into account the occurrence on or before such trading day of any event which would require an adjustment to the conversion rate.
     The “Sale Price” of common stock on any trading day means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such trading day as reported in composite transactions for the principal U.S. securities exchange on which the common stock is traded or, if the common stock is not listed on a U.S. national or regional securities exchange, as reported on the Nasdaq National Market (at such time that the Nasdaq National Market is not a U.S. national securities exchange).
      A “trading day” is any day on which (i) there is no market disruption event (as defined below) and (ii) the U.S. national securities exchange or The Nasdaq National Market (at such time that the Nasdaq National Market is not a U.S. national securities exchange) on which the common stock is listed, admitted for trading or quoted, is open for trading or, if the common stock is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.
      A “market disruption event” means the occurrence or existence for more than one half hour period in the aggregate on any scheduled trading day of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the U.S. national securities exchange or The Nasdaq National Market (at such time that the Nasdaq National Market is not a U.S. national securities exchange) on which the common stock is listed) in the common stock or in any options, contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.
      The “conversion reference period” means the 20 consecutive trading days beginning on the third trading day following the conversion date or, if we elect to pay cash to holders of notes in lieu of all or a portion of the remaining shares as described below, the third trading day after the conversion retraction period (as defined below) ends.
      On any day prior to the date that is three business days following receipt of a holder’s notice of conversion (the “cash settlement notice period”) we may specify an amount of the remaining shares that will be settled in cash (which must be expressed either as 100% of the remaining shares or as a fixed dollar amount) and will notify the holder of such cash settlement amount by notifying the trustee (the “cash settlement notice”). If we timely elect to pay cash for any portion of the remaining shares, a holder may retract his or her conversion notice at any time during the two business day period immediately following the cash settlement notice period (the “conversion retraction period”). If we do not make such an election, no retraction can be made and the conversion notice shall be irrevocable. If we do not specify a cash settlement amount by the start of the applicable conversion reference period, we must settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares as described below. We may, at our option, revoke any cash settlement notice by notifying the trustee, provided that we revoke such notice prior to the start of the applicable conversion reference period. Further, at any time, we may irrevocably elect to deliver remaining shares upon all subsequent conversions of notes, terminating our right to deliver cash in lieu of remaining shares.

      The cash and any shares of the common stock due upon conversion of the notes will be delivered through the conversion agent as promptly as practicable following the end of the conversion reference period applicable to the notes being converted.
      The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the stated maturity date.
      Upon determining that the holders are entitled to convert their notes in accordance with the provisions described above under “—Conversion Rights,” we will promptly (1) issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information or (2) provide notice to the holders of the notes in a manner contemplated by the indenture, including through the facilities of the DTC.
      Treatment of Fractional Shares; Effect of Conversion. A holder of a note otherwise entitled to a fractional share will receive cash equal to such fraction multiplied by the average of the Sale Price for each of the 20 consecutive trading days in the conversion reference period.
      Our delivery to the holder of cash equal to the required cash amount, the remaining shares (or cash in lieu of all or a portion thereof), together with any cash payment for fractional shares, will be deemed:

•	to satisfy our obligation to pay the principal amount of the note; and

•	to satisfy any obligation to pay all other amounts owed on the notes including accrued and unpaid interest, if any.
      Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for the accrued interest. For a summary of the U.S. federal income tax considerations relating to conversion of a note, see “Certain United States Federal Income Tax Consequences—Consequences to U.S. Holders—Conversion of the Notes” and “Certain United States Federal Income Tax Consequences—Consequences to Non-U.S. Holders—Conversion of the Notes.”
Make Whole Premium
      If the effective date or anticipated effective date of a transaction (a “make whole change in control”) that constitutes a change in control pursuant to clause (1), (2) or (3) under the definition of “change in control” under “—Change in Control Permits Holders to Require Us to Purchase Notes,” in which more than 10% of the consideration for the common stock in the transaction constituting the change in control consists of cash (other than cash payments for fractional shares and cash payment in respect of dissenters’ appraisal rights) or securities or other property that are not, or upon issuance will not be, traded on a U.S. national securities exchange or quoted on The Nasdaq National Market (at such time that the Nasdaq National Market is not a U.S. national securities market) occurs on or prior to April 1, 2011, and a holder sends a notice of conversion to the conversion agent during the period commencing 15 days prior to the anticipated effective date of such transaction and ending on and including the trading day prior to the related change in control purchase date, then, subject to our rights described below under “—Public Acquirer Change in Control,” we will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional shares of the common stock (the “additional shares”), as described below.
      We will mail a notice to holders and issue a press release no later than 20 days prior to the anticipated effective date of the make whole change in control.
      The number of additional shares to be added to the conversion rate will be determined by reference to the table below and is based on the anticipated effective date of the make whole change in control and the “applicable price” in connection with such transaction.
      The “applicable price” in connection with a make whole change in control means:

•	if the consideration (excluding cash payment for fractional shares or pursuant to statutory appraisal rights) to be paid to holders of the common stock in connection with such transaction consists exclusively of cash, the amount of such cash per share of the common stock; and

•	in all other cases, the average Sale Prices for the five consecutive trading days immediately preceding, but not including, the related effective date of such transaction.
      The stock prices set forth in the first row of the table below (i.e., the column headers), will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the applicable prices in effect immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate in effect immediately prior to the adjustment giving rise to the applicable price adjustment and the denominator of which is the conversion rate as so adjusted. The increase of the additional shares to the conversion rate will be subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”
      The following table sets forth the applicable price and number of additional shares to be added to the conversion rate per $1,000 principal amount of notes:

	Applicable Price

Effective Date	$105.55	$110.00	$115.00	$120.00	$126.66	$130.00	$140.00	$160.00	$180.00	$200.00	$225.00	$250.00	$275.00	$300.00

April 12, 2006	1.57	1.57	1.41	1.23	1.05	0.99	0.76	0.49	0.32	0.21	0.13	0.09	0.06	0.04
April 1, 2007	1.57	1.57	1.41	1.25	1.03	0.95	0.73	0.43	0.26	0.16	0.09	0.06	0.03	0.02
April 1, 2008	1.57	1.57	1.41	1.25	1.01	0.91	0.70	0.37	0.19	0.10	0.05	0.02	0.01	0.01
April 1, 2009	1.57	1.57	1.49	1.29	1.08	0.94	0.71	0.28	0.00	0.00	0.00	0.00	0.00	0.00
April 1, 2010	1.57	1.57	1.57	1.38	1.18	1.07	0.79	0.35	0.00	0.00	0.00	0.00	0.00	0.00
April 1, 2011	1.57	1.57	1.54	1.39	1.22	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
      The exact applicable price and conversion date may not be set forth in the table above, in which case:

(1) if the actual applicable price is between two applicable price amounts in the table or the conversion date is between two dates in the table, the number of additional shares to be added to the conversion rate will be determined by straight-line interpolation between the numbers set forth for the higher and lower applicable price amounts, and/or the two dates, based on a 365 day year, as applicable;

(2) if the actual applicable price is in excess of $300.00 per share (subject to adjustment), we will not add additional shares to the conversion rate applicable to the converted note; and

(3) if the actual applicable price is less than $105.55 per share (the last bid price of the common stock on the date of this prospectus) (subject to adjustment), we will not add additional shares to the conversion rate applicable to the converted note.
      Notwithstanding the foregoing, in no event will we increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 9.4741 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”
Public Acquirer Change in Control
      In the case of a change in control constituting a public acquirer change in control (as defined below), we may, in lieu of issuing additional shares upon conversion as described under “—Make Whole Premium,” elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change in control, holders of the notes will be entitled to convert their notes (subject to the satisfaction of one or more of the conditions to conversion described under “—Conversion Rights”) into a number of shares of public acquirer common stock (as defined below), still subject to the arrangements for payment upon conversion otherwise applicable, by multiplying the conversion rate in effect immediately before the public acquirer change in control by a fraction:

•	the numerator of which will be (i) in the case of a consolidation, merger or binding share exchange pursuant to which the common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change in control, the average Sale Price for the 10 consecutive trading days prior to but excluding the effective date of such public acquirer change in control, and

•	the denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the 10 consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change in control.

      A “public acquirer change in control” means a change in control in which the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on The Nasdaq National Market (at such time that the Nasdaq National Market is not a U.S. national securities exchange) or which will be so traded or quoted when issued or exchanged in connection with such change in control (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if a corporation that directly or indirectly owns at least a majority of the acquirer has a class of common stock satisfying the foregoing requirement and, in such case, all references to public acquirer common stock shall refer to such class of common stock. Majority owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.
      Within 10 trading days prior to but not including the expected effective date of a change in control that is also a public acquirer change in control, we will provide to all holders of the notes and the trustee and paying agent a notification stating whether we will:

•	elect to adjust the conversion rate and related conversion obligation, in which case the holders will not have the right to receive additional shares upon conversion, as described under “—Make Whole Premium,” or

•	not elect to adjust the conversion rate and related conversion obligation, in which case the holders will have the right to convert notes and, if applicable, receive additional shares upon conversion as described above under “—Conversion Rights” and “—Make Whole Premium.”
Conversion Rate Adjustments
      The conversion rate will be adjusted for:

(1) dividends or distributions on the common stock payable in shares of common stock, our other capital stock or our subsidiaries’ capital stock;

(2) subdivisions, combinations or certain reclassifications of shares of common stock;

(3) distributions to all holders of shares of common stock of certain rights to purchase shares of common stock for a period expiring within 60 days from the date of issuance of such rights at less than the average Sale Price for the five consecutive trading days immediately preceding the ex-dividend date for such distribution;

(4) certain distributions to all holders of shares of common stock of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings, those rights to purchase shares of common stock referred to in clause (3) above and any dividend or distribution referred to in clause (1) above);

(5) distributions of cash to all holders of the common stock (excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of the common stock in any fiscal quarter does not exceed $0.10 (the “dividend threshold amount”)); and

(6) distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for common stock, where such cash and the value of any such other consideration per share of common stock validly tendered or exchanged exceeds the Sale Price on the trading day following the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer (in which case the adjustment will be made based on the amount by which the consideration exceeds the Sale Price on such trading day).

      For purposes of clause (5) above, the dividend threshold amount is subject to adjustment in a manner inversely proportionate to adjustments to the conversion rate (other than for adjustments due to cash dividends).
      Subject to the provisions of the indenture, if we distribute cash in accordance with clause (5) above, then we will adjust the conversion rate based on the following formula:

R1 =	R ×	M

(M-C)
where,
      R1 = the adjusted conversion rate;
      R = the conversion rate in effect immediately prior to the time of determination (as defined below);
      M = the average of the closing prices of our common stock for the five consecutive trading days prior to the trading day immediately preceding the ex-dividend date for the distribution; and
      C = the amount in cash per share we distribute to holders of the common stock that is in excess of the dividend threshold amount (and for which no adjustment has been made).
      In no event will we adjust the conversion rate to the extent the adjustment would reduce the conversion price below the par value per share of common stock.
      For purposes of this section, “ex-dividend date” means the first date on which shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.
      No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% of the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding the foregoing, all such carried forward adjustments shall be made at the time we mail a notice of redemption and thereafter any conversion rate adjustment shall be made without regard to the 1% threshold described in the preceding sentence.
      No adjustment need be made if holders may participate in the transaction (without exercising their conversion option) that would otherwise give rise to such an adjustment. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities distributed to stockholders (a) equals or exceeds the market price (as defined below) of common stock, or (b) such market price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such holder’s notes immediately prior to the record date for determining the stockholders entitled to receive the distribution. The indenture will permit us to increase the conversion rate from time to time.
      The “market price” of the common stock as of any date means the average of the Sale Prices for the 10 consecutive trading-day period ending on the third business day (if the third business day prior to the applicable date is a trading day or, if not, then on the last trading day) prior to such date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such 10 trading day period and ending on such date, of certain events with respect to the common stock that would result in an adjustment of the conversion rate.

      In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, to the extent that we deliver shares of common stock upon such conversion, the rights related to such common stock pursuant to any existing or future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.
      Notwithstanding the foregoing, if a holder of notes exercising its right of conversion after the distribution of rights pursuant to any rights plan in effect at the time of such conversion is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date the rights become separable from such stock. If such an adjustment is made and such rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.
      In the event of an adjustment of a conversion rate, the holders of the applicable notes may, in certain circumstances, be deemed to have received a distribution includable in taxable income. For example, if we make a distribution to holders of our common stock and the applicable conversion rate is increased, this increase may be deemed to be the receipt of taxable income by holders of the notes and may result in withholding taxes for holders (including backup withholding taxes or withholding taxes on payments to foreign persons). Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a holder, we may, at our option, set off such payments against payments of cash and common stock on the notes. See the discussions under the headings “Certain U.S. Federal Income Tax Consequences—Consequences to U.S. Holders—Constructive Distributions” and “Certain U.S. Federal Income Tax Consequences—Consequences to Non-U.S. Holders—Dividends” for more details.
Optional Redemption
      No sinking fund is provided for the notes. Prior to April 5, 2009, we may not redeem the notes.
      At any time on or after April 5, 2009, until April 4, 2011, we may redeem the notes, in whole or in part, for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest, to but excluding the redemption date, if the Sale Price of the common stock is equal to or greater than 130% of the conversion price then in effect for at least 20 trading days in the period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the notice of redemption.
      Beginning on April 5, 2011 at our option we may redeem all or part of the notes for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest, to but excluding the redemption date.
      We will give holders not less than 30 nor more than 60 days’ notice of any optional redemption (the “notice of redemption”).
      If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof. In this case the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate or in any manner required by the depositary.
      If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

      In the event of any redemption of the notes in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period beginning at the opening of business 15 days before any selection of notes for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of notes to be so redeemed, or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.
Purchase of Notes at the Option of the Holder
      On April 1, 2011, April 1, 2016 and April 1, 2021, a holder has the right to require us to purchase any outstanding note for cash at a price equal to 100% of the principal amount being offered plus accrued and unpaid interest to but excluding the purchase date for which a written purchase notice has been properly delivered by the holder to the trustee and not withdrawn, subject to specified additional conditions. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day before such purchase date.
      Unless we have issued a redemption notice to redeem the notes, we will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders and beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to purchase their notes.
      The purchase notice given by each holder electing to require us to purchase notes will be required to state:

•	if certificated, the certificate numbers of the holder’s notes to be delivered for purchase, and if certificated notes have not been issued, the notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
      Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the third business day preceding the purchase date.
      The notice of withdrawal must state:

•	the principal amount of notes being withdrawn;

•	if certificated, the certificate numbers of the notes being withdrawn, and if certificated notes have not been issued, the notice must comply with appropriate DTC procedures; and

•	the principal amount of the notes that remain subject to the purchase notice, if any.
      In connection with any purchase offer pursuant to these provisions, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable;

•	file Schedule TO or any other required schedule under the Exchange Act; and

•	otherwise comply with the federal and state securities laws.
      Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of delivery of the note.

      If the paying agent holds money sufficient to pay the purchase price of a note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and interest will cease to accrue, whether or not the note is delivered to the paying agent.
      Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note. This will be the case whether book-entry transfer of the notes is made or whether the notes are delivered to the paying agent.
      We cannot assure you that we will have the financial resources, or will be able to arrange financing to pay the purchase price for all the notes that might be delivered by holders of notes seeking to exercise the purchase right. In addition, our ability to purchase notes may be limited by the terms of our then-existing indebtedness or financing agreements. No notes may be purchased at the option of holders if there has occurred and is continuing an event of default, other than an event of default that is cured by the payment of the purchase price of all such notes. If we were to fail to purchase the notes when required by holders, an event of default under the indenture would occur. Any such default may, in turn, cause an event of default under our other debt.
Change in Control Permits Holders to Require Us to Purchase Notes
      If a change in control occurs at any time prior to April 1, 2011, you will have the right, at your option, to require us to repurchase all of your notes not previously repurchased or called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the change in control purchase date.
      Within 20 days after we know or reasonably should know of the occurrence of a change in control, we are obligated to give each registered holder of notes notice of the change in control, which notice must state, among other things, the change in control purchase right arising as a result of the change in control and the procedures that holders must follow to exercise these rights. We must also deliver a copy of this notice to the trustee. To exercise the change in control purchase right, a registered holder must deliver on or before the 20th day after the date of our notice, written notice, to the trustee of such holder’s exercise of its change in control purchase right, together with the notes with respect to which the right is being exercised. We are required to purchase the notes on the date that is 20 business days after the date of our notice (a “change in control purchase date”).
      The holder’s written notice must state among other things:

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase, and if the notes are not in certificated form, a holder’s change in control purchase notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes at maturity to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
      A “change in control” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) any sale, lease or other transfer (in one transaction or a series of transactions) of all or substantially all of the consolidated assets of us and our subsidiaries to any person (other than a subsidiary); provided, however, that a transaction where the holders of all classes of our common equity (as defined below) immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of such person immediately after such transaction shall not be a change in control;

(2) consummation of any share exchange, consolidation or merger of us pursuant to which the common stock will be converted into cash, securities or other property or any sale, lease or other transfer (in one transaction or a series of transactions) of all or substantially all of our consolidated assets (considered together with our subsidiaries) to any person (other than one of our subsidiaries); provided, however, that a transaction where the holders of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee immediately after such event shall not be a change in control;

(3) a “person” or “group” (within the meaning of Section 13(d) of the Exchange Act (other than us, our subsidiaries or our employee benefit plans)) files a Schedule 13D or a Schedule TO, disclosing that it has become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of our common equity representing more than 50% of the voting power of our common equity; or

(4) our stockholders approve any plan or proposal for our liquidation or dissolution; provided, however, that a liquidation or dissolution of Allergan that is part of a transaction described in clause (1) above that does not constitute a change in control under the proviso contained in that clause shall not constitute a change in control.
      “Common equity” of any person means capital stock of such person that is generally entitled to (1) vote in the election of directors of such person or (2) if such person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such person.
      However, a change in control will not be deemed to have occurred if 100% of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, if any) in the transaction or transactions constituting the change in control consists of another person’s common stock or American Depositary Shares representing shares of another person’s common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (at such time that the Nasdaq National Market is not a U.S. national securities exchange), or which will be so traded or quoted when issued or exchanged in connection with the change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock of American Depositary Shares.
      For purposes of these provisions:

•	whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act; and

•	a “person” includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act;
      The definition of change in control includes a phrase relating to the sale, lease or transfer of all or substantially all of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of the conveyance, sale, transfer or lease of less than all of our assets may be uncertain.
      In connection with any purchase offer pursuant to these provisions, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable;

•	file Schedule TO or any other required schedule under the Exchange Act; and

•	otherwise comply with the federal and state securities laws.
      The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you. For example, we could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our indebtedness or our subsidiaries’ indebtedness, some or all of which could be effectively senior to the notes.
      We cannot assure you that we will have the financial resources, or will be able to arrange financing to pay the change in control purchase price for all the notes that might be delivered by holders of notes seeking to exercise the purchase right. In addition, our ability to purchase notes may be limited by the terms of our then-existing indebtedness or financing agreements. No notes may be purchased at the option of holders if there has occurred and is continuing an event of default, other than an event of default that is cured by the payment of the purchase price of all such notes. If we were to fail to purchase the notes when required by holders following a change in control, an event of default under the indenture would occur. Any such default may, in turn, cause an event of default under our other debt.
      Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the change in control purchase notice. Payment of the change in control purchase price for the note will be made promptly following the later of the change in control purchase date or the time of delivery of the note.
      If the paying agent holds money or securities sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the change in control purchase price upon delivery of the note. This will be the case whether book-entry transfer of the notes is made or whether the notes are delivered to the paying agent.
Merger and Sales of Assets by Allergan
      The indenture provides that we may not consolidate with or merge into any other person or sell, lease, or otherwise transfer (in one transaction or a series of transactions) all or substantially all of the consolidated assets of us and our subsidiaries to any person, unless among other things:

(1) the resulting, surviving or transferee person (if other than Allergan) is a corporation organized and existing under the laws of:

(a) the United States, any state thereof or the District of Columbia;

(b) any member country of the European Union; or

(c) any other country if the organization and existence of such person in such country would not impair the rights of holders;

(2) such person assumes all of our obligations under the notes and the indenture; and

(3) we or such successor person shall not immediately thereafter be in default under the indenture.
      Upon the assumption of our obligations by such a person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to April 1, 2011, could constitute a change in control of Allergan permitting each holder to require us to purchase the notes of such holder as described above.
      An assumption of our obligations under the notes and the indenture by such corporation might be deemed for United States federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

      There is no precise, established definition of the phrase “substantially all” under applicable law relating to the transfer of properties and assets under applicable law and accordingly there may be uncertainty as to whether the foregoing provision would apply to a sale or lease of less than all our assets.
Events of Default; Notice and Waiver
      The indenture provides that, if an event of default specified therein shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes outstanding plus accrued and unpaid interest through, but excluding, the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount of the notes outstanding plus accrued and unpaid interest through the occurrence of such event shall automatically become and be immediately due and payable.
      Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences. Interest shall, to the extent permitted by law, accrue and be payable on demand upon a default in the payment of the principal amount, a redemption price, a purchase price or a change in control purchase price with respect to any note and such interest shall be compounded semi-annually.
      Under the indenture, an event of default includes any of the following:

(1) default in payment of the principal amount, a redemption price, a purchase price or a change in control purchase price with respect to any note when such becomes due and payable;

(2) default in payment of any interest due on the notes, which default continues for 30 days;

(3) a default in our obligation to deliver the settlement amount upon conversion of the notes, together with cash in respect of any fractional shares, upon conversion of any notes and such default continues for a period of five days or more;

(4) default in the performance or breach of any other covenant or warranty by us in the indenture, which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding notes; and

(5) (a) our failure to make any payment by the end of any applicable grace period of indebtedness, which term as used in the indenture means our obligations (other than nonrecourse obligations) for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an amount in excess of $75,000,000 and continuance of such failure, or (b) the acceleration of indebtedness in an amount in excess of $75,000,000 because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in the case of subclause (a) of this clause (5), for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the notes then outstanding; provided, however, that if any such failure or acceleration referred to in (a) or (b) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

(6) certain events of bankruptcy or insolvency of Allergan or any significant subsidiary.
      A “significant subsidiary” is a subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X under the Securities Act as in effect on the date of the indenture.
      The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

      The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding notes, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction shall not be in conflict with any law or the indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the indenture at the direction of such holders, the trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction.
      No holder of any note will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or the notes or for the appointment of a receiver or trustee, or for any remedy under the indenture or the notes, unless:

(1) that holder has previously given to the trustee written notice of a continuing event of default; and

(2) the holders of at least a majority in aggregate principal amount of the notes have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in aggregate principal amount of the notes a direction inconsistent with that request and has failed to institute the proceeding within 60 days.
      The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of the notes of any default or event of default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders.
Modification and Waiver
      Without the consent of any holder of notes, we and the trustee may amend the indenture to:

•	cure any ambiguity, omission, defect or inconsistency;

•	provide for the assumption by a successor corporation of our obligations under the indenture;

•	provide for uncertificated notes in addition to certificated notes (so long as any uncertificated notes are in registered form for purposes of the Internal Revenue Code);

•	make any change that does not adversely affect the rights of any holder of notes;

•	make any change to comply with the Trust Indenture Act of 1939, or to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939; or

•	add to our covenants or obligations under the indenture or surrender any right, power or option conferred by the indenture on us.
      In addition, modification and amendment of the indenture or the notes may be effected by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. However, without the consent of each holder affected thereby, no amendment may, among other things:

•	reduce the principal amount, reduce the rate or change the time of payment of interest on any note, redemption price, purchase price or change in control purchase price with respect to any note, or extend the stated maturity of any note or make any note payable in money or securities other than that stated in the note;

•	make any reduction in the principal amount of notes whose holders must consent to an amendment or any waiver under the indenture or modify the indenture provisions relating to such amendments or waivers;

•	make any change that adversely affects the right to convert any note or the right to require us to purchase a note;

•	impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

•	make any amounts payable with respect to the notes payable in currency other than that stated in the notes.
      No amendment to cure any ambiguity, defect or inconsistency in the indenture made solely to conform the indenture to the description of notes contained in this prospectus will be deemed to adversely affect the interests of the holders of the notes.
      The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of such notes waive any existing or past default under the indenture and its consequences, except a default in the payment of the principal amount, accrued and unpaid interest, purchase price or change in control purchase price or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.
Discharge of the Indenture
      We may be discharged from any and all obligations under the indenture (except for certain obligations to register the transfer or exchange of notes, to replace stolen, lost or mutilated notes, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon delivering to the trustee for cancellation all outstanding notes or depositing with the trustee, in trust, the paying agent or the conversion agent, if applicable after the notes have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us.
Calculations in Respect of Notes
      We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the Sale Price, the conversion reference period, the conversion price, the conversion value, the daily share amounts, conversion rate adjustments and amounts of interest, if any, on the notes. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.
Book Entry, Delivery and Form
      We initially issued the notes in the form of one or more fully registered global notes (the “Global Notes”). The Global Notes were deposited on or about the issue date with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”).
      DTC has advised us that it is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in such securities between participants through electronic book-entry changes in accounts of its participants. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through DTC’s participants or DTC’s indirect participants.
      We are informed that pursuant to procedures established by DTC (i) upon deposit of the Global Notes, DTC credited the accounts of participants designated by the initial purchasers with portions of the principal amount of the Global Notes and (ii) ownership of the notes is shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC’s participants), DTC’s participants and DTC’s indirect participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer notes will be limited to such extent.
      So long as the Global Note Holder is the registered owner of any notes, the Global Note Holder will be considered the sole owner or holder of such notes outstanding under the indenture. Except as provided below, owners of notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form, and will not be considered the holders thereof under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. As a result, the ability of a person having a beneficial interest in notes represented by the Global Notes to pledge such interest to persons or entities that do not participate in DTC’s system or to otherwise take actions in respect of such interest may be affected by the lack of a physical certificate evidencing such interest.
      Neither we, the trustee, the paying agent nor the notes registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.
      Payments in respect of the principal, premium, if any, and interest on any notes registered in the name of a Global Note Holder on the applicable record date will be payable by the trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee may treat the Persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including principal, premium, if any, and interest).
      We believe, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC’s participants and DTC’s indirect participants to the beneficial owner of notes will be governed by standing instructions and customary practice and will be the responsibility of DTC’s participants or DTC’s indirect participants.
      As long as the notes are represented by one or more Global Notes, DTC’s nominee will be the holder of the notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the notes. See “—Purchase of Notes at the Option of the Holder” and “Change in Control Permits Holders to Require Us to Purchase Notes.” Notice by participants or indirect participants or by owners of beneficial interests in a Global Note held through such participants or indirect participants of the exercise of the option to require purchase or conversion of beneficial interests in notes represented by a Global Note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC’s nominee will timely exercise a right to purchase or conversion with respect to a particular note, the beneficial owner of such note must instruct the broker or the participant or indirect participant through which it holds an interest in such note to notify DTC of its desire to exercise a right to purchase or conversion. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant or indirect participant through which it holds an interest in a note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. We will not be liable for any delay in delivery of notices of the exercise of the option to elect purchase or conversion.

      If DTC is at any time unwilling to continue as the depositary and a successor depositary is not appointed by us within 90 days, we will issue definitive notes in exchange for the Global Notes that will be subject to certain restrictions on registration of transfers described under “Notice to Investors” and will bear the legend set forth thereunder.
Same-Day Settlement and Payment
      The indenture requires that payments in respect of the notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holders.
Transfer and Exchange
      A holder may transfer or exchange the notes in accordance with the procedures set forth in the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer or exchange any note selected for redemption. Also, the registrar is not required to transfer or exchange any note for a period of 15 days before a selection of the notes to be redeemed.
      The registered holder of a note will be treated as the owner of it for all purposes.
Governing Law
      The indenture, the notes, and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York.
Information Concerning the Trustee
      Wells Fargo Bank, National Association, an affiliate of one of the initial purchasers of the notes, is the trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

SELLING SECURITYHOLDERS
      The notes were originally issued by Allergan and sold by the initial purchasers of the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Selling security holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.
      The following table sets forth information, as of July 27, 2006, with respect to the selling securityholders and the principal amount of notes beneficially owned by each securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $750 million aggregate principal amount of the notes outstanding.
      The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at the initial conversion rate of 7.8952 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. The number of shares of common stock owned by the other selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any common stock other than common stock into which the notes are convertible.
      Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years, with the exception of Bank of America Securities LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, which acted as the initial purchasers in the original issuance of the notes on April 12, 2006.

	Principal Amount
	of Notes	Percentage	Percentage of
	Beneficially Owned	of Notes	Common Stock	Common Stock
Name of Securityholder	and Offered Hereby	Outstanding	Outstanding	Offered Hereby

1976 Distribution Trust & FBO A.R. Lauder/Zinterhofer	$7,000	*	*	55
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer	7,000	*	*	55
Acacia Life Insurance Company	400,000	*	*	3,158
Advent Claymore Convertible Securities and Income Fund	13,000,000	1.73%	*	102,637
AG Offshore Convertibles, Ltd.	10,000,000	1.33%	*	78,952
Alcon Laboratories	629,000	*	*	4,966
Aloha Airlines Non-Pilots Pension Trust	60,000	*	*	473
Allstate Insurance Company	3,750,000	*	*	29,607
Allstate Life Insurance Company	7,500,000	1.00%	*	59,214

	Principal Amount
	of Notes	Percentage	Percentage of
	Beneficially Owned	of Notes	Common Stock	Common Stock
Name of Securityholder	and Offered Hereby	Outstanding	Outstanding	Offered Hereby

Altma Fund SICAV PLC In Respect of Trinity Sub Fund	$3,688,000	*	*	29,117
American Beacon Funds	260,000	*	*	2,052
AM International E MAC 63 Ltd	5,375,000	*	*	42,436
AM Master Fund I, LP	14,249,000	1.90%	*	112,498
Amerisure Mutual Insurance Company	615,000	*	*	4,855
Ameritas Life Insurance Company	1,600,000	*	*	12,632
Arctos Partners Inc.	10,000,000	1.33%	*	78,952
Argent Classic Convertible Arbitrage Fund, L.P.	1,850,000	*	*	14,606
Argent Classic Convertible Arbitrage Fund II, L.P.	420,000	*	*	3,315
Argent LowLev Convertible Arbitrage Fund Ltd.	700,000	*	*	5,526
Argent LowLev Convertible Arbitrage Fund, LLC	920,000	*	*	7,263
Argent LowLev Convertible Arbitrage Fund II, LLC	130,000	*	*	1,026
Argentum Multistrategy Fund Ltd—Classic	310,000	*	*	2,447
Arkansas Teacher Retirement	6,300,000	*	*	49,739
Arlington County Employees	924,000	*	*	7,295
ATSF—Transamerica Convertible Securities	8,050,000	1.07%	*	63,556
Attorneys’ Liability Assurance Society c/o Income Research & Management	180,000	*	*	1,421
Attorney’s Title Insurance Fund	275,000	*	*	2,171
Aventis Pension Master Trust	350,000	*	*	2,763
Aviva Life Insurance Co.	1,600,000	*	*	12,632
Baptist Health of South Florida	1,000,000	*	*	7,895
BCS Life Insurance Company	630,000	*	*	4,973
Black Diamond Convertible Offshore LDC	1,295,000	*	*	10,224
Black Diamond Offshore, Ltd.	947,000	*	*	7,476
Blue Cross Blue Shield of Arizona	340,000	*	*	2,684
Blue Cross Blue Shield of Arizona Inc.	350,000	*	*	2,763
Blue Cross Blue Shield of Delaware, Inc.	200,000	*	*	1,579
BNP Paribas Arbitrage	5,000,000	*	*	39,476
Boilermakers Blacksmith Pension Trust	2,015,000	*	*	15,908
Boilermakers—Blacksmith Pension Trust	2,550,000	*	*	20,132
British Virgin Islands Social Security Board	257,000	*	*	2,029
The California Wellness Foundation	550,000	*	*	4,342

	Principal Amount
	of Notes	Percentage	Percentage of
	Beneficially Owned	of Notes	Common Stock	Common Stock
Name of Securityholder	and Offered Hereby	Outstanding	Outstanding	Offered Hereby

Canadian Imperial Holdings, Inc.	$36,000,000	4.80%	*	284,227
CareFirst BlueChoice, Inc.	450,000	*	*	3,552
CareFirst of Maryland, Inc.	500,000	*	*	3,947
CEMEX Pension Plan	185,000	*	*	1,460
CGNU Life Fund	700,000	*	*	5,526
Chrysler Corporation Master Retirement Trust	6,290,000	*	*	49,660
Citigroup Global Markets Inc.	15,000,000	2.00%	*	118,428
City of Birmingham Retirement & Relief System	775,000	*	*	6,118
City of Knoxville Pension System	270,000	*	*	2,131
City of Southfield c/o Income Research & Management	150,000	*	*	1,184
City University of New York	184,000	*	*	1,452
Class C Trading Company, Ltd.	1,860,000	*	*	14,685
The Cockrell Foundation	92,000	*	*	726
Columbia Convertible Securities Fund	10,000,000	1.33%	*	78,952
Commercial Union Life Fund	900,000	*	*	7,105
Commonwealth Professional Assurance Co. c/o Income Research & Management	445,000	*	*	3,513
Concord Hospital Employees’ Pension Fund c/o Income Research & Management	100,000	*	*	789
Concord Hospital Non-Pension Fund c/o Income Research & Management	205,000	*	*	1,618
Continental Assurance Company on behalf of its separate account(E)	2,000,000	*	*	15,790
CQS Convertible and Quantative Strategies Master Fund Limited	35,000,000	4.67%	*	276,332
Credit Suisse Securities LLC	15,000,000	2.00%	*	118,428
DBAG London	34,657,000	4.62%	*	273,623
Delaware Public Employees Retirement System	2,560,000	*	*	20,211
Delta Airlines Master Trust	400,000	*	*	3,158
Delta Airlines Master Trust	1,050,000	*	*	8,289
Delta Air Lines Master Trust—CV	1,200,000	*	*	9,474
Delta Pilots Disability and Survivorship Trust	475,000	*	*	3,750
Delta Pilots Disability & Survivorship Trust—CV	765,000	*	*	6,039
Dorinco Reinsurance Company	1,030,000	*	*	8,132
Double Black Diamond Offshore LDC	5,758,000	*	*	45,460
The Dow Chemical Company Employees’ Retirement Plan	$2,150,000	*	*	16,974
Engineers Joint Pension Fund	450,000	*	*	3,552

	Principal Amount
	of Notes	Percentage	Percentage of
	Beneficially Owned	of Notes	Common Stock	Common Stock
Name of Securityholder	and Offered Hereby	Outstanding	Outstanding	Offered Hereby

Excellus Health Plan	5,400,000	*	*	42,634
Excellus Health Plan c/o Income Research & Management	2,215,000	*	*	17,487
Florida Fruit and Vegetable Association	95,000	*	*	750
F.M. Kirby Foundation, Inc.	1,125,000	*	*	8,882
Florida Power and Light	1,037,000	*	*	8,187
The Fondren Foundation	80,000	*	*	631
Fore Convertible Master Fund, Ltd	91,000	*	*	718
Fore ERISA Fund, Ltd	9,000	*	*	71
Fore Multi Strategy Master Fund, Ltd	174,000	*	*	1,373
Forest Global Convertible Fund, Ltd., Class A-5	6,859,000	*	*	54,153
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	298,000	*	*	2,352
FPL Group Employees Pension Plan	400,000	*	*	3,158
Genesee County Employees’ Retirement System	875,000	*	*	6,908
Georgia Municipal Employee Benefit System	1,805,000	*	*	14,250
Governing Board Employees Benefit	17,000	*	*	134
Government of Singapore Investment Corp Pte Ltd	5,435,000	*	*	42,910
Government of Singapore Investment Corporate Pte Ltd	14,900,000	1.99%	*	117,638
The Grable Foundation	134,000	*	*	1,057
Grady Hospital Foundation	176,000	*	*	1,389
Greek Catholic Union of the USA	160,000	*	*	1,263
Group Hospitalization and Medical Services, Inc.	750,000	*	*	5,921
Harvest Capital, L.P.	410,000	*	*	3,237
Harvest Offshore Investors Ltd.	834,000	*	*	6,584
HBMC Limited	10,000,000	1.33%	*	78,952
Healthcare Georgia Foundation	83,000	*	*	655
HealthNow New York, Inc.	400,000	*	*	3,158
HFR CA Global Opportunity Master Trust	3,292,000	*	*	25,990
HFR CA Global Select Master Trust Account	1,640,000	*	*	12,948
HFR RVA Select Performance Master Trust	465,000	*	*	3,671
HSBC Investments (USA) Inc A/C: HSBC Multi-Strat Arbit Fund	$2,000,000	*	*	15,790
Independence Blue Cross	1,204,000	*	*	9,505

	Principal Amount
	of Notes	Percentage	Percentage of
	Beneficially Owned	of Notes	Common Stock	Common Stock
Name of Securityholder	and Offered Hereby	Outstanding	Outstanding	Offered Hereby

IDEX—Transamerica Convertible Securities Fund	4,000,000	*	*	31,580
Inflective Convertible Opportunity Fund, Limited	7,000,000	*	*	55,266
Inflective Convertible Opportunity Fund I, L.P.	3,000,000	*	*	23,685
Injured Workers Insurance Fund of Maryland	2,300,000	*	*	18,158
Innovest Finanzdienstle	2,385,000	*	*	18,830
Institutional Benchmarks Master Fund Ltd.	1,420,000	*	*	11,211
Institutional Benchmark Series-Ivan Segregated Acct	2,500,000	*	*	19,738
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund	1,050,000	*	*	8,289
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	610,000	*	*	4,816
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	335,000	*	*	2,644
International Truck & Engine Corporation Retiree Health Benefit Trust	365,000	*	*	2,881
Jackson County Employees’ Retirement System	475,000	*	*	3,750
JPMorgan Securities Inc.	5,500,000	*	*	43,423
KBC Diversified, a Segregated Portfolio of KBC Diversified Fund, SPC	1,000,000	*	*	7,895
KBC Convertibles MAC28 Limited	500,000	*	*	3,947
KBC Financial Products (Cayman Islands) Ltd.	32,500,000	4.33%	*	256,594
KBC Financial Products USA Inc.	10,500,000	1.40%	*	82,899
Kettering Medical Center Funded Depreciation Account	140,000	*	*	1,105
Knoxville Utilities Board Retirement System	160,000	*	*	1,263
Linden Capital L.P.	64,500,000	8.60%	*	509,240
LLT Limited	1,523,000	*	*	12,024
Louisiana Workers’ Compensation Corporation	265,000	*	*	2,092
Lydian Global Opportunities Master Fund Limited	5,000,000	*	*	39,476
Lydian Overseas Partners Master Fund L.P.	10,000,000	1.33%	*	78,952
Lyxor/AM Investment Fund Ltd.	1,688,000	*	*	13,327
Lyxor/Forest Fund Limited	7,643,000	1.02%	*	60,343

	Principal Amount
	of Notes	Percentage	Percentage of
	Beneficially Owned	of Notes	Common Stock	Common Stock
Name of Securityholder	and Offered Hereby	Outstanding	Outstanding	Offered Hereby

Lyxor Inflective Convertible Opportunity Fund	3,300,000	*	*	26,054
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	2,050,000	*	*	16,185
Lyxor Quest Fund Ltd	4,000,000	*	*	31,580
Macomb County Employees’ Retirement System	$365,000	*	*	2,881
MAG Mutual Insurance Company	630,000	*	*	4,973
MAG Mutual Insurance Co. c/o Income Research & Management	290,000	*	*	2,289
Man Mac I, Ltd	213,000	*	*	1,681
MedAmerica Insurance PA c/o Income Research & Management	845,000	*	*	6,671
MedAmerica Insurance Co. Hartford Trust c/o Income Research & Management	480,000	*	*	3,789
MedAmerica New York Insurance c/o Income Research & Management	625,000	*	*	4,934
Microsoft Capital Group, L.P.	985,000	*	*	7,776
MIG Assurance Convertible Portfolio c/o Income Research & Management	520,000	*	*	4,105
New Orleans Firefighters Pension/ Relief Fund	108,000	*	*	852
Nicholas Applegate Capital Management U.S. Convertible Mutual Fund	500,000	*	*	3,947
Nomura Securities International, Inc.	20,000,000	2.67%	*	157,904
NORCAL Mutual Insurance Company	725,000	*	*	5,724
Norwich Union Life and Pensions	1,300,000	*	*	10,263
Oakwood Assurance Company Ltd.	47,000	*	*	371
Oakwood Healthcare Inc. Endowment/A & D	11,000	*	*	86
Oakwood Healthcare Inc. Funded Depreciation	120,000	*	*	947
Oakwood Healthcare, Inc.—OHP	13,000	*	*	102
Oakwood Healthcare Inc. Pension	210,000	*	*	1,657
Occidental Petroleum Corporation	410,000	*	*	3,237
OCM Convertible Trust	2,380,000	*	*	18,790
OCM Global Convertible Securities Fund	680,000	*	*	5,368
Partner Reinsurance Company Ltd.	1,385,000	*	*	10,934
Partners Group Alternative Strategies PCC LTD	2,050,000	*	*	16,185

	Principal Amount
	of Notes	Percentage	Percentage of
	Beneficially Owned	of Notes	Common Stock	Common Stock
Name of Securityholder	and Offered Hereby	Outstanding	Outstanding	Offered Hereby

Partners Group Alternative Strategic PCC Limited, Red Delta Cell c/o Quattro Fund	1,050,000	*	*	8,289
The Police and Fire Retirement System of the City of Detroit	886,000	*	*	6,995
Polygon Global Opportunities Master Fund	9,000,000	1.20%	*	71,056
Port Authority of Allegheny County Consolidated Trust Fund	$64,000	*	*	505
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	750,000	*	*	5,921
Pro Mutual	1,162,000	*	*	9,174
Quattro Fund Ltd.	16,800,000	2.24%	*	132,639
Quattro Multistrategy Masterfund LP	2,100,000	*	*	16,579
Quest Global Convertible Master Fund Ltd	1,000,000	*	*	7,895
Qwest Occupational Health Trust	550,000	*	*	4,342
Qwest Pension Trust	1,490,000	*	*	11,763
Raytheon Phoenix	713,000	*	*	5,629
Road Carriers Local 707	143,000	*	*	1,129
Rhythm Fund, Ltd.	1,000,000	*	*	7,895
San Diego City Retirement	1,250,000	*	*	9,869
San Diego County Convertible	1,700,000	*	*	13,421
San Francisco City and County ERS	1,822,000	*	*	14,385
SCI Endowment Care Common Trust Fund— National Fiduciary Services	200,000	*	*	1,579
SCI Endowment Care Common Trust Fund—Sun Trust Bank	75,000	*	*	592
SCI Endowment Care Common Trust Fund—Wachovia Bank, N.A.	40,000	*	*	315
Silver Convertible Arbitrage Fund, LDC	460,000	*	*	3,631
SPT	1,000,000	*	*	7,895
Steelhead Pathfinder Fund, L.P.	1,500,000	*	*	11,842
Stonebridge Life Insurance	800,000	*	*	6,316
TE Harvest Portfolio, Ltd.	756,000	*	*	5,968
Transamerica Occidental Life	2,000,000	*	*	15,790
Transamerica Occidental Life Insurance and Annuities Corp	25,750,000	3.43%	*	203,301
The Travelers Indemnity Company	2,210,000	*	*	17,448
Trustmark Insurance Company	572,000	*	*	4,516

	Principal Amount
	of Notes	Percentage	Percentage of
	Beneficially Owned	of Notes	Common Stock	Common Stock
Name of Securityholder	and Offered Hereby	Outstanding	Outstanding	Offered Hereby

Tufts Associated Health Plans c/o Income Research & Management	805,000	*	*	6,355
UBS Securities LLC	45,000	*	*	355
UMass Memorial Health Care c/o Income Research & Management	245,000	*	*	1,934
UMass Memorial Investment Partnership c/o Income Research & Management	$325,000	*	*	2,565
Union Carbide Retirement Account	1,100,000	*	*	8,684
United Food and Commercial Workers Local 1262 and Employers Pension Fund	250,000	*	*	1,973
Univar USA Inc. Retirement Plan	550,000	*	*	4,342
Universal Investment Gesellschaft MBH, Ref. Aventis	4,500,000	*	*	35,528
University of Massachusetts c/o Income Research & Management	200,000	*	*	1,579
UnumProvident Corporation	835,000	*	*	6,592
Vanguard Convertible Securities Fund, Inc.	10,665,000	1.42%	*	84,202
Vicis Capital Master Fund	10,000,000	1.33%	*	78,952
Virginia Retirement System	4,995,000	*	*	39,436
Wyoming State Treasurer	1,300,000	*	*	10,263
Xavex Convertible Arbitrage 2 Fund	160,000	*	*	1,263
Xavex Convertible Arbitrage 10 Fund	670,000	*	*	5,289
TOTAL:	$671,336,000	89.51%	3.52%	5,300,331

*	Less than 1%

(1)	Calculated based on 150,784,402 shares of our common stock outstanding as of July 27, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

(2)	Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes, based on the initial conversion rate of 7.8952 shares of our common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion Rights”. As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.
     To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the SEC, “underwriters” within the meaning of the Securities Act.
      With respect to selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their notes and underlying common stock in the ordinary course of business and, at the time of the purchase of the notes and the underlying common stock, such selling securityholders had no agreements or undertakings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

PLAN OF DISTRIBUTION
      The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the notes and the common stock issuable upon conversion of the notes to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.
      The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.
      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.
      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.
      In connection with the sale of the notes and the common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the common stock issuable upon conversion of the notes short and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock issuable upon conversion of the notes to broker-dealers that in turn may sell these securities.
      The aggregate proceeds to the selling securityholders from the sale of the notes or the common stock issuable upon conversion of the notes offered by them hereby will be the purchase price of the notes or the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
      Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.
      In order to comply with the securities laws of some states, if applicable, the notes and the common stock issuable upon conversion of the notes may be sold in these jurisdictions only through registered or licensed brokers or dealers.
      The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the common stock issuable upon conversion of the notes by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.
      The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder. Regulation M of the Securities Exchange Act of 1934 may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution.
      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.
      A selling securityholder may decide not to sell any notes or the common stock issuable upon conversion of the notes described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the common stock issuable upon conversion of the notes. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the common stock issuable upon conversion of the notes by other means not described in this prospectus.
      With respect to a particular offering of the notes and the common stock issuable upon conversion of the notes, to the extent required, an accompanying prospectus supplement will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.
      We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the common stock issuable upon conversion of the notes to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
      This summary is limited to persons who hold the notes and the common stock as capital assets. This summary also does not address the effect of the United States federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that are S-corporations, partnerships or other pass-through entities;

•	persons that, on the date of acquisition of the notes, own notes with a fair market value of more than 5% of the aggregate fair market value of our common stock;

•	expatriates and certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.
      YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
Consequences to U.S. Holders
      The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a holder of a note that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest on the Notes
      U.S. holders generally will be required to recognize any stated interest as ordinary income at the time it is paid or accrued on the notes in accordance with such U.S. holder’s method of accounting for United States federal income tax purposes.

Market Discount
      If you acquire a note at a cost that is less than the stated redemption price at maturity (i.e., the principal) of the note, the amount of the difference is treated as “market discount” for federal income tax purposes, unless the difference is less than a statutorily defined de minimis amount.
      Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, redemption or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. Thus, principal payments and payments received upon the sale or exchange of a note are treated as ordinary income to the extent of accrued market discount that has not previously been included in income. If you dispose of a note with market discount in certain nonrecognition transactions in which you receive property the basis of which is determined in whole or in part by reference to the basis of the note, such as upon a conversion of the note with respect to which we deliver a combination of cash and our common stock, you must include accrued market discount as income at the time of such transaction to the extent of the gain recognized. To the extent not included in income at the time of the nonrecognition transaction, the accrued market discount is recognized as ordinary income upon the disposition of such property.
      In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.
      With respect to notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS. Your tax basis in a note will be increased by the amount of market discount included in your income under the election.

Amortizable Bond Premium
      If you purchase a note for an amount in excess of the stated redemption price at maturity, you will be considered to have purchased the note with “amortizable bond premium” in an amount equal to the excess, except to the extent attributable to the conversion feature of the note. Generally, you may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the note during the taxable year, using a constant yield method, over the remaining term of the note (or, if it results in a smaller amount of amortizable premium, until an earlier call date). Under Treasury Regulations, the amount of amortizable bond premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the note in prior accrual periods exceed the total amount treated by you as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the IRS.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes
      Upon the sale, exchange, redemption or other taxable disposition of a note (other than a conversion of a note into cash and our common stock described below under “—Conversion of the Notes”), you generally will recognize capital gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest not previously included in income, which generally will be taxable as ordinary income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the amount you paid for the note and will be subsequently increased by market discount previously included in income in respect of the note and will be reduced by any amortizable bond premium in respect of the note which has been taken into account.
      Any gain or loss recognized on a sale, exchange, redemption or other taxable disposition of a note will be capital gain or loss except as described above under “—Market Discount.” Such capital gain or loss will be long-term capital gain or loss if, at the time of such disposition, you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the Notes
      If you convert a note and we deliver solely cash in satisfaction of our obligation, you would generally be subject to the rules described under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes,” above.
      If you convert a note and we deliver a combination of cash and our common stock, you will recognize any gain (but not loss) realized, but only to the extent that such gain does not exceed the cash received (other than cash received that is attributable to accrued interest income and other than cash received in lieu of a fractional share of common stock), subject to the discussion below under “—Constructive Distributions” regarding the possibility that the adjustment to the conversion price of notes converted in connection with certain changes in control, as described under “Description of the Notes—Make Whole Premium,” may be treated as a taxable distribution. Any gain recognized would generally be a capital gain, except as described above under “—Market Discount,” and would be taxable as described under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes,” above.
      Cash received in lieu of a fractional share of common stock upon a conversion of a note should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share of common stock and your tax basis in the fractional share, as described under “— Sale, Exchange, Redemption or Other Taxable Disposition of the Notes.” Cash received that is attributable to accrued interest income not previously included in income will be taxable as ordinary income.
      Your tax basis in any common stock received from us in exchange for a note will generally equal your adjusted tax basis in the note at the time of the exchange, reduced by any basis allocable to a fractional share, reduced by the amount of cash received in the exchange (other than cash received that is attributable to accrued interest income not previously included in income and other than cash received in lieu of a fractional share of common stock) and increased by the amount of any gain recognized by you on the exchange (other than gain with respect to a fractional share). The holding period for common stock received on conversion will generally include the holding period of the note converted. To the extent the fair market value of shares of common stock received is attributable to accrued interest, the fair market value of such stock will generally be taxable as ordinary interest income (as discussed above in “—Payments of Interest on the Notes”), your tax basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will generally begin on the day after the date of conversion.
      In the event we undergo a “public acquirer change in control,” as defined under “Description of the Notes—Public Acquirer Change in Control,” the Conversion Rate and the related conversion obligation may be adjusted such that you would be entitled to convert your notes into shares of common stock of the public acquirer. Depending on the facts and circumstances at the time of such change in control, such adjustment may result in a deemed exchange of the outstanding notes, which may be a taxable event for United States federal income tax purposes. You should consult your tax advisor regarding the United States federal income tax consequences of such an adjustment upon a public acquirer change in control.

Constructive Distributions
      Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion rate of such instruments is adjusted. However, adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes may not qualify as being pursuant to a bona fide reasonable adjustment formula. For example, a constructive distribution would result if the conversion rate were adjusted to compensate holders of notes for distributions of cash to our stockholders. The adjustment to the conversion rate of notes converted in connection with certain changes in control, as described under “Description of the Notes—Make Whole Premium,” may also be treated as a constructive distribution. If such adjustments are made, you may be deemed to have received constructive distributions includible in your income in the manner described below under “—Distributions on the Common Stock” even though you have not received any cash or property as a result of such adjustments (though it is not entirely clear whether the dividends-received deduction or the lower applicable capital gains rate described in “—Distributions on the Common Stock” would apply to such a constructive distribution). In addition, in certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Distributions on the Common Stock
      Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for the dividends-received deduction, and dividends received by non-corporate U.S. holders generally will be subject to tax at the lower applicable capital gains rate for the taxable years prior to January 1, 2011, provided in each case that certain holding period requirements are satisfied.

Sale, Exchange or Other Taxable Disposition of the Common Stock
      Upon the sale, exchange or other taxable disposition of our common stock, you generally will recognize capital gain or loss, except as described above under “—Market Discount,” equal to the difference between (i) the amount of cash and the fair market value of all other property received upon such disposition and (ii) your adjusted tax basis in such common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for our common stock exceeds one year at the time of such disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of the Notes.” The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting
      We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes and dividends paid on the common stock.
      You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.
Consequences to Non-U.S. Holders
      The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a “non-U.S. holder” means a holder of notes that is not a U.S. holder.

Payments of Interest on the Notes
      You will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or you hold your notes through certain foreign intermediaries and you and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.
      If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes or Common Stock
      Any gain realized by you on the sale, exchange, redemption or other disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) or a share of common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met; or

•	in the case of common stock, we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.
      If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale. If you are a corporation, then you may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected gain. If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules. In addition, such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.
      We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Notes
      To the extent you receive cash upon conversion of a note, you generally would be subject to the rules described under “—Consequences to Non-U.S. Holders—Sale, Exchange, Redemption of Other Taxable Disposition of the Notes or Common Stock” above. Otherwise, you generally will not recognize any income, gain or loss on the conversion of a note into common stock (except with respect to common stock received with respect to accrued interest, which would be taxable as described above).

Dividends
      In general, dividends, if any, received by you with respect to our common stock (and any deemed dividends resulting from certain adjustments, or failures to make certain adjustments, to the conversion rate of the notes, see “—Consequences to U.S. Holders—Constructive Distributions” above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

      In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed and updated IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Backup Withholding and Information Reporting
      If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the statement described above under “—Consequences to Non-U.S. Holders—Payments of Interest on the Notes.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.
      You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “AGN” and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005. We maintain a website at www.allergan.com. The information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC:

•	Allergan, Inc. Annual Report on Form 10-K for the year ended December 31, 2005;

•	Allergan, Inc. Quarterly Report on Form 10-Q for the three months ended March 31, 2006;

•	Allergan, Inc. Definitive Proxy Statement on Form 14A, filed with the SEC on March 21, 2006;

•	Inamed Corporation Annual Report on Form 10-K for the year ended December 31, 2005;

•	Allergan, Inc. Current Reports on Form 8-K filed on April 4, 2006; April 5, 2006; April 7, 2006 (report dated April 6, 2006); April 12, 2006 (both reports filed on this date); May 5, 2006; and the

Current Reports on Form 8-K/A filed on June 6, 2006 and July 21, 2006 (including, in each case, as applicable, the exhibits thereto);

•	Allergan, Inc. Registration Statement on Form S-4 (333-129871); and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on June 12, 1989.
      We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus through the completion of the offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Annual Report on Form 10-K) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.
      You may request a copy of any documents incorporated by reference in this prospectus and the form of indenture, notes and registration rights agreement at no cost, by writing or telephoning us at the following address and telephone number:
Allergan, Inc.
Attention: Investor Relations
2525 Dupont Drive
Irvine, California 92612-1599
Tel: (714) 246-4500
      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.
LEGAL MATTERS
      The validity of the securities offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California.
EXPERTS
      The consolidated financial statements of Allergan, Inc. appearing in Allergan’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein), and Allergan, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements and related financial statement schedule of Allergan, Inc. and subsidiaries as of December 31, 2004, and for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent registered accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The reports covering the December 31, 2004 consolidated financial statements include an explanatory paragraph that describes the Company’s adoption of Emerging Issues Task Force No. 04-08, The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share, in 2004.
      The consolidated financial statements and related financial statement schedule of Inamed Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$750,000,000
1.50% Convertible Senior Notes due 2026
Shares of Common Stock Issuable upon
Conversion of the Notes

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
      The following is a statement of the expenses (all of which are estimated) to be incurred by Allergan, Inc. in connection with a distribution of securities registered under this registration statement:

SEC registration fee	$80,250
NYSE Additional Listing Fee	22,205
Legal Fees and Expenses*	50,000
Accounting fees and expenses*	40,000
Printing fees*	20,000
Miscellaneous*	5,000

Total	$217,455

*	Estimated.

Item 15.	Indemnification of Directors and Officers.
      Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.
      Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.
      Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145 of the DGCL.
      As permitted by Section 102(b)(7) of the DGCL, the Company’s Certificate of Incorporation, as amended, provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, this provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating the law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company’s Certificate of Incorporation, as amended, requires that directors and officers be indemnified to the maximum extent permitted by Delaware law.
      The Company has entered into indemnity agreements with each of its directors and executive officers. These indemnity agreements require that the Company pay on behalf of each director and executive officer party thereto any amount that he or she is or becomes legally obligated to pay because of any claim or claims made against him or her because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he or she commits or suffers while acting in his or her capacity as a director and/or executive officer of the Company and solely because of his or her being a director and/or executive officer of the Company. Under the DGCL, absent such an indemnity agreement, indemnification of a director or officer is discretionary rather than mandatory (except in the case of a proceeding in which a director or officer is successful on the merits). Consistent with the Company’s Bylaw provision on the subject, the indemnity agreements require the Company to make prompt payment of defense and investigation costs and expenses at the request of the director or executive officer in advance of indemnification, provided that the recipient undertakes to repay the amounts if it is ultimately determined that he or she is not entitled to indemnification for such expense and provided further that such advance shall not be made if it is determined that the director or executive officer acted in bad faith or deliberately breached his or her duty to the Company or its stockholders and, as a result, it is more likely than not that it will ultimately be determined that he or she is not entitled to indemnification under the terms of the indemnity agreement. The indemnity agreements make the advance of litigation expenses mandatory absent a special determination to the contrary, whereas under the DGCL absent such an indemnity agreement, such advance would be discretionary. Under the indemnity agreements, the Company would not be required to pay or reimburse the director or executive officer for his or her expenses in seeking indemnification recovery against the Company. By the terms of the indemnity agreements, benefits are not available if the director or executive officer has received payment from one or more insurance policies for the subject claim or, with respect to the matters giving rise to the claim: (i) received a personal benefit; (ii) violated Section 16(b) of the Securities Exchange Act of 1934, as amended, or analogous provisions of law; or (iii) committed certain acts of dishonesty. Absent the indemnity agreements, indemnification that might be made available to directors and officers could be changed by further amendments to the Company’s Certificate of Incorporation or Bylaws.
      The Company has a policy of directors’ liability insurance that insures the directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16.	Exhibits

Exhibit
Number	Exhibit Description
2.1	Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Allergan with the SEC on December 21, 2005).
2.2	Amendment No. 1 to Agreement and Plan of Merger (incorporated by reference to Exhibit(d)(2) to Amendment No. 10 to the Tender Offer Statement on Schedule TO filed by Allergan and Banner with the SEC on March 13, 2006).
3.1	Restated Certificate of Incorporation of the Company as filed with the State of Delaware on May 22, 1989 (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1 No. 33-28855, filed May 24, 1989).
3.2	Certificate of Amendment of Certificate of Incorporation of Allergan, Inc. (incorporated by reference to Exhibit 3 the Company’s Report on Form 10-Q for the Quarter ended June 30, 2000).
3.3	Allergan, Inc. Bylaws (incorporated by reference to Exhibit 3 to the Company’s Report on Form 10-Q for the Quarter ended June 30, 1995).
3.4	First Amendment to Allergan, Inc. Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 10-Q for the Quarter ended September 24, 1999).
3.5	Second Amendment to Allergan, Inc. Bylaws (incorporated by reference to Exhibit 3.5 to the Company’s Report on Form 10-K for the Fiscal Year ended December 31, 2002).
3.6	Third Amendment to Allergan, Inc. Bylaws (incorporated by reference to Exhibit 3.6 to the Company’s Report on Form 10-K for the Fiscal Year ended December 31, 2003).
4.1	Certificate of Designations of Series A Junior Participating Preferred Stock as filed with the State of Delaware on February 1, 2000 (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 10-K for the Fiscal Year ended December 31, 1999).
4.2	Rights Agreement, dated January 25, 2000, between Allergan, Inc. and First Chicago Trust Company of New York (“Rights Agreement”) (incorporated by reference to Exhibit 4 to the Company’s Current Report on Form 8-K filed on January 28, 2000).
4.3	Amendment to Rights Agreement dated as of January 2, 2002 between First Chicago Trust Company of New York, the Company and EquiServe Trust Company, N.A., as successor Rights Agent (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).
4.4	Second Amendment to Rights Agreement dated as of January 30, 2003 between First Chicago Trust Company of New York, the Company and EquiServe Trust Company, N.A., as successor Rights Agent (incorporated by reference to Exhibit 1 of the Company’s amended Form 8-A filed on February 14, 2003).
4.5	Third Amendment to Rights Agreement dated as of October 7, 2005 between Wells Fargo Bank, National Association and the Company, as successor Right Agent (incorporated by reference to Exhibit 4.11 to the Company’s Report on Form 10-Q for the Quarter ended September 30, 2005).
4.6	Amended and Restated Indenture, dated as of July 28, 2004, between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.11 to the Company’s Report on Form 10-Q for the Quarter ended September 24, 2004).
4.7	Form of Zero Coupon Convertible Senior Note due 2022 incorporated by reference to Exhibit 4.2 (included in Exhibit 4.1) of the Company’s Registration Statement on Form S-3 dated January 9, 2003, Registration No. 333-102425).
4.8	Registration Rights Agreement dated as of November 6, 2002, by and between Allergan, Inc. and Banc of America Securities LLC, Salomon Smith Barney Inc., J.P. Morgan Securities Inc. and Banc One Capital Markets, Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-3 dated January 9, 2003, Registration No. 333-102425).

Exhibit
Number	Exhibit Description
4.9	Indenture, dated as of April 12, 2006, between the Company and Wells Fargo, National Association relating to the $750,000,000 1.50% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 12, 2006).
4.10	Indenture, dated as of April 12, 2006, between the Company and Wells Fargo, National Association relating to the $800,000,000 5.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on April 12, 2006).
4.11	Form of 1.50% Convertible Senior Note due 2026 (incorporated by reference to (and included in) the Indenture dated as of April 12, 2006 between the Company and Wells Fargo, National Association at Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 12, 2006).
4.12	Form of 5.75% Senior Note due 2016 (incorporated by reference to (and included in) the Indenture dated as of April 12, 2006 between the Company and Wells Fargo, National Association at Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on April 12, 2006).
4.13	Registration Rights Agreement, dated as of April 12, 2006, among the Company and Banc of America Securities LLC and Citigroup Global Markets Inc., as representatives of the Initial Purchasers named therein, relating to the $750,000,000 1.50% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on April 12, 2006).
4.14	Registration Rights Agreement, dated as of April 12, 2006, among the Company and Morgan Stanley & Co. Incorporated, as representative of the Initial Purchasers named therein, relating to the $800,000,000 5.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K filed on April 12, 2006).
5.1	Opinion of Latham & Watkins LLP.
10.1	Purchase Agreement, dated as of April 6, 2006, among the Company and Banc of America Securities LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as representatives of the initial purchasers named therein, relating to the $750,000,000 1.50% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 12, 2006).
10.2	Purchase Agreement, dated as of April 6, 2006, among the Company and Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, relating to the $800,000,000 5.75% Senior Notes due 2016 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on April 12, 2006).
10.3	Amended and Restated Credit Agreement, dated as of March 31, 2006, among Allergan, Inc., as Borrower and Guarantor, the Banks Listed Therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Document Agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 4, 2006).
10.4	Allergan, Inc. 2006 Management Bonus Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 5, 2006).
12.1	Statement of Computation of Ratios of Earnings to Fixed Charges.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.3	Consent of KPMG LLP, Independent Registered Public Accounting Firm (Inamed Corporation).
23.4	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included in the signature page to this Registration Statement).
25.1	Statement of Eligibility and Qualification of Trustee on Form T-1 of Wells Fargo Bank, National Association.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this 31st day of July, 2006.

ALLERGAN, INC.

By:	/s/ Matthew J. Maletta

Name: Matthew J. Maletta
Title: Vice President, Assistant General Counsel and Assistant Secretary
POWER OF ATTORNEY
      Each person whose signature appears below hereby authorizes and appoints each of David E.I. Pyott, Jeffrey L. Edwards, Douglas S. Ingram and Matthew J. Maletta, as attorney-in-fact and agent, each acting alone, with full power of substitution to sign on his or her behalf, individually and in the capacities stated below, and to file any and all amendments, including post-effective amendments, to this registration statement and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of the 31st day of July, 2006.

Signature	Title

/s/ David E.I. Pyott David E.I. Pyott	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ Jeffrey L. Edwards Jeffrey L. Edwards	Executive Vice President, Finance and Business Development, Chief Financial Officer (Principal Financial Officer)

/s/ James F. Barlow James F. Barlow	Senior Vice President, Corporate Controller (Principal Accounting Officer)

/s/ Herbert W. Boyer Herbert W. Boyer, Ph.D.	Vice Chairman of the Board

/s/ Handel E. Evans Handel E. Evans	Director

/s/ Michael R. Gallagher Michael R. Gallagher	Director

Signature	Title

/s/ Gavin S. Herbert Gavin S. Herbert	Chairman Emeritus

/s/ Robert A. Ingram Robert A. Ingram	Director

/s/ Trevor M. Jones Trevor M. Jones, Ph.D.	Director

/s/ Louis J. Lavigne, Jr. Louis J. Lavigne, Jr.	Director

/s/ Russell T. Ray Russell T. Ray	Director

/s/ Stephen J. Ryan Stephen J. Ryan, M.D.	Director

/s/ Leonard D. Schaeffer Leonard D. Schaeffer	Director